FILED PURSUANT TO RULE 424 (B) (3)

REGISTRATION NO: 333-159167

THE GC NET LEASE REIT, INC.

SUPPLEMENT NO. 12 DATED NOVEMBER 18, 2010

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009 and Supplement No. 11 thereto dated October 21, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	entry into an amended advisory agreement;

•

replacement of the “Plan of Operation” section of the prospectus with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to include information for the three months and nine months ended September 30, 2010;

•	unaudited consolidated financial statements as of and for the nine months ended September 30, 2010; and

•	financial statements and unaudited pro forma financial information related to the contribution of the Emporia Partners property and the acquisition of the ITT property.

Status of Our Offering and Ownership of Our Operating Partnership

Through November 17, 2010, we have received aggregate gross offering proceeds of approximately $15.03 million, which includes approximately $2.36 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $12.67 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of November 17, 2010, in connection with our initial public offering, we have issued approximately 1.27 million shares of our common stock for gross proceeds of approximately $12.67 million. As of November 17, 2010, approximately 81.2 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of November 17, 2010, we own approximately 32.4% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and certain affiliates of our sponsor, Griffin Capital Corporation, including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of our sponsor, own approximately 56.3% of the limited partnership units of our operating partnership. The remaining approximately 11.3% of the limited partnership units are owned by third parties.

Entry into Amended Advisory Agreement

On November 9, 2010, we entered into a second amended and restated advisory agreement with our advisor, The GC Net Lease REIT Advisor, LLC, pursuant to a resolution approved by our board of directors, including our independent directors.

The term of the amended advisory agreement expires on November 9, 2011; however, either party may terminate the amended advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the amended advisory agreement are substantially similar to our previous advisory agreement except that:

•

“Invested Capital” is now defined as “the amount calculated by multiplying the total number of shares of Common Stock purchased by Stockholders by (a) the Offering Price for the Stock or (b) for Stock not purchased in an Offering, the issue price for the Stock; in each case reduced by any Distributions attributable to Net Sale Proceeds, and any amounts paid by the Company to repurchase shares of Stock pursuant to a plan for repurchase of the Company’s Stock,” which definition clarifies that “Invested Capital” is reduced by any Distributions attributable to Net Sale Proceeds (as defined therein).

•

A definition for “Sponsor Break-even Amount” was added and is defined as “the unreturned and unreimbursed capital (excluding OP Units) invested by the Sponsor or any Affiliate into the Company, the Advisor, the Dealer Manager or any Affiliate relating in any way to the business organization of the Company or any Offering,” which definition was added in conjunction with the addition of Section 9.7 discussed below.

•	Section 9.7 regarding a merger with our advisor was added and reads as follows:

“In the event of a merger of the Advisor into the Company or one of its Affiliates in anticipation of Listing or a merger with an already Listed entity, any merger consideration paid to the Sponsor or any of its Affiliates in excess of the Sponsor Break-even Amount (the “Excess Merger Consideration”) shall be subordinated to Invested Capital. Such Excess Merger Consideration shall be paid in Stock and (a) may not be traded for one year from the date of receiving the Stock, and (b) such Stock shall be held in escrow until the closing price of the Company’s Listed Common Stock is equal to, or greater than Invested Capital divided by the amount of Shares of Common Stock issued and outstanding the last business day prior to a Listing.”

This section was added to provide that any compensation the advisor receives in a merger with us, above the Sponsor Break-even Amount, will be subordinated to a return of Invested Capital to our stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The “Plan of Operation” section of the prospectus is hereby deleted in its entirety and replaced with the following. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2009, incorporated by reference into Supplement No. 11 to our prospectus dated October 21, 2010, and our unaudited consolidated financial statements and the notes thereto as of and for nine months ended September 30, 2010 contained in this Supplement No. 12.

Overview

We were formed on August 28, 2008 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in single tenant net lease properties. We began operations on May 6, 2009 and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. Our year end is December 31. As used in this supplement, “we,” “us” and “our” refer to The GC Net Lease REIT, Inc. We deferred the election to be taxed as a REIT until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which we did not satisfy as of December 31, 2009. As of September 30, 2010, the Company satisfied these non-financial requirements.

We have no paid employees and are externally advised and managed by an affiliate of ours, The GC Net Lease REIT Advisor, LLC (our “Advisor”). Griffin Capital Corporation, our “Sponsor”, is the sole member of our Advisor and an affiliate of the sole owner of The GC Net Lease REIT Property Management, LLC, our property manager. Our operating partnership is The GC Net Lease REIT Operating Partnership, L.P (our “Operating Partnership”). We expect to own all of our properties directly or indirectly through our operating partnership or similar entities.

On February 20, 2009, we commenced a private offering to accredited investors only pursuant to a confidential private placement memorandum. On May 6, 2009 we satisfied our minimum offering requirement and commenced operations. We declared our first distribution to stockholders in the second quarter of 2009, which was initially paid on June 15, 2009.

We terminated our private offering on November 6, 2009, having raised approximately $2.36 million through the issuance of approximately 247,978 shares, and began our offering to the public upon the SEC declaring our registration statement effective. We are currently offering a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares for sale to the public (our “Primary Public Offering”) and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our “Public Offering”). As of September 30, 2010, we had issued 1,015,059 shares of our common stock for gross proceeds of approximately $10.13 million in our Public Offering.

ITT

On September 23, 2010, we, through our Operating Partnership, acquired a single-story, office facility located in Los Angeles (Sylmar), California (“ITT property”) from an unaffiliated third party. The ITT property is 100% leased to a single tenant, ITT Educational Services, Inc. (“ITT”), on a net lease basis, obligating ITT to all costs and expenses to operate and maintain the property. For additional information on the ITT property, see Note 3, Real Estate, to the unaudited consolidated financial statements.

Emporia Partners

On August 27, 2010, various affiliates of our Sponsor and an entity owned by an affiliate of our Sponsor contributed to us, through our Operating Partnership, all of the ownership interests in an entity (“Emporia Partners”) that owns a fully-leased office headquarters and industrial production and distribution facility located in Emporia Kansas (the “Emporia Partners property”). The Emporia Partners property is 100% leased to a single tenant, Hopkins Enterprises, Inc. (“Hopkins”), which subleases the property to Hopkins Manufacturing Corporation (“Hopkins Manufacturing”) on a net lease basis, obligating Hopkins to all costs and expenses to operate and maintain the property, including capital expenditures. For additional information on the Emporia Partners property, see Note 3, Real Estate, to the unaudited consolidated financial statements.

Will Partners

On June 4, 2010, three unaffiliated third parties and an entity owned by an affiliate of our Sponsor contributed to us, through our Operating Partnership, all of the ownership interests in a single-story, warehouse/distribution facility located in Monee, Illinois (“Will Partners property”). The Will Partners property is 100% leased to a single tenant, World Kitchen, LLC (“World Kitchen”), on a net lease basis, obligating World Kitchen to all costs and expenses to operate and maintain the property, including capital expenditures. For additional information on the Will Partners property, see Note 3, Real Estate, to the unaudited consolidated financial statements.

Credit Facility

On June 4, 2010, we, through our Operating Partnership, entered into a credit agreement with KeyBank National Association, which provides our Operating Partnership with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by us and is secured by a security agreement on our Operating Partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits. For additional information related to the Credit Facility, see Note 4, Debt, to the unaudited consolidated financial statements.

Renfro and Plainfield

On June 18, 2009, affiliates of our Sponsor contributed membership interests in two entities, Renfro Properties, LLC, a single member limited liability company which owns a single-story warehouse/distribution property located in Clinton, South Carolina (“Renfro”) and Plainfield Partners, LLC, a single member limited liability company which owns an office/laboratory property located in Plainfield, Illinois (“Plainfield”), to our Operating Partnership. The properties are occupied by Chicago Bridge & Iron Company (“CB&I”) and Renfro Corporation (“Renfro Corp”), respectively, and are full net leases, obligating the tenants for all expenses and costs of operating and maintaining the property, including capital expenditures. For additional information on the Renfro and Plainfield properties and information on the associated debt, see Note 3, Real Estate, and Note 4, Debt, to the unaudited consolidated financial statements, respectively.

Significant Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in notes to the unaudited consolidated financial statements and in our Annual Report on Form 10-K for the year ended December 31, 2009 and continue to include the following areas:

•	Real Estate—Valuation and purchase price allocation, depreciation

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;

•	Income Taxes—deferred tax assets and related valuation allowance, REIT qualification; and

•	Loss Contingencies.

Recently Issued Accounting Pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”) became the single source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in the United States, and is effective for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Any technical references incorporated into the accompanying financial statements have been updated to correspond to the new FASB codification reference.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU No. 2010-01”). This ASU clarifies that when the stock portion of a distribution allows stockholders to elect to receive cash or stock with a potential limitation on the total amount of cash that all stockholders can elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively. ASU No. 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU No. 2010-01 did not have an impact on our consolidated financial statements.

In June 2009, new accounting provisions, ASC 810-10, “Variable Interests and Special Purpose Entities in Consolidated Financial Statements,” were released that eliminate the primarily quantitative model to determine the primary beneficiary of a variable interest entity (“VIE”) and replace it with a qualitative model that focuses on which entities have the power to direct the activities of the VIE as well as the obligation or rights to absorb the VIE’s losses or receive its benefits. The reconsideration of the initial determination of VIE status is still based on the occurrence of certain events. These new accounting provisions are effective for fiscal years and interim periods beginning after November 15, 2009.

In February 2010, the FASB issued updated guidance in ASC 810, “Consolidation,” which defers the effective date of the consolidation guidance of FASB Statement No. 167 for certain investment funds and money market funds. The update also modifies the requirements for evaluating whether a decision maker’s or service provider’s fee is a variable interest and clarifies that a quantitative calculation in the evaluation thereof should not be the sole basis for determining the above. As of September 30, 2010, we did not have any investments, or other variable interests, in entities that were determined to be VIEs.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This should not result in significant changes in the subsequent events that an entity reports. Rather, ASC 855 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with GAAP and all approvals necessary for issuance have been obtained. We adopted ASC 855 as of December 31, 2009.

In February 2010, the FASB issued updated guidance in ASC 855, which eliminates the disclosure requirements for SEC filers with respect to disclosure of the date through which subsequent events have been evaluated.

Results of Operations

As of September 30, 2009, we owned two properties, which were contributed on June 18, 2009. As of September 30, 2010, we owned five properties. Therefore, our results of operations for the three and nine months ended September 30, 2010 are not directly comparable to those for the three and nine months ended September 30, 2009. Our results of operations for the three and nine months ended September 30, 2010 are not indicative of those expected in the future periods and we expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as a result of acquisitions made during the third quarter being owned for an entire period and anticipated future acquisitions of real estate assets.

Comparison of the Three Months Ended September 30, 2010 and 2009

The following table provides summary information about our results of operations for the three months ended September 30, 2010 and 2009:

	Three Months Ended September 30,		Increase (Decrease)	Percentage Change
	2010	2009
Rental income	$1,841,774	$1,174,665	$667,109	57%
Property tax recovery	229,497	97,293	132,204	136%
Asset management fees	158,603	103,112	55,491	54%
Property management fees	53,881	32,082	21,799	68%
Property tax expense	229,497	97,293	132,204	136%
Acquisition fees and expenses	672,991	6,498	666,493	10257%
General and administrative Expenses	447,232	124,349	322,883	260%
Depreciation and amortization	824,907	365,521	459,386	126%
Interest expense	919,073	574,841	344,232	60%

Rental Income

Rental income for the three months ended September 30, 2010 primarily includes rental income for the Properties of $1.79 million, and adjustments to straight-line contractual rent of $81,000. Rental income increased from $1.17 million for the three months ended September 30, 2009 to $1.84 million in the current period as a result of the acquisition of additional real estate. Also included as a component of revenue is the recovery of property taxes, which increased from $97,293 for the three months ended September 30, 2009 to $229,497 for the three months ended September 30, 2010 also as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the three months ended September 30, 2010 totaled $441,981, consisting of property taxes, property management fees, and asset management fees. The total increase from $232,487 for the three months ended September 30, 2009 is a result of the acquisition of additional real estate. We expect property operating expenses to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional properties.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses increased by $666,493 compared to the three months ended September 30, 2009 as the Renfro and Plainfield contributions were made during the second quarter of 2009 and no other acquisitions were made during the third quarter of that year. During the three months ended September 30, 2010, however, the Emporia Partners property was contributed and the ITT property was acquired. Of the $672,991 incurred during the quarter, $484,685 was due to our Advisor, for the three months ended September 30, 2010 and relate to the Emporia Partners and ITT properties. We expect to continue to incur acquisition fees and expenses in the future as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2010 increased by $322,883 compared to the same period in the prior year. General and administrative expenses consist mostly of professional fees, including accounting and legal costs of $275,822, directors’ and officers’ insurance $66,877, as well as other expenses totaling $104,533 consisting mostly of office expenses such as payroll incurred on behalf of our Advisor and allocated to us during the current period ($18,587), Board of Director fees ($18,100) and IT services ($27,092), among others, incurred as a result of regular operations. The increase from prior year is primarily a result of the increase in professional fees, specifically accounting and legal costs associated with acquisitions and contributions made during the current period, as no new acquisitions or contributions were made during the same period in the prior year. The increase is also a result of an increase in office expenses as a result of increased operating activity. General and administrative expenses also include organizational costs, which were reduced to the extent the amount exceeded the 15% limitation in our amended and restated advisory agreement, as discussed in the Organizational and Offering Costs section of Note 2 to the financial statements. The reduction in organizational costs (approximately $3,500) is reflected in the unaudited consolidated balance sheets as a reduction in the “Due to Affiliates” Balance. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended September 30, 2010 consisted of depreciation of building and building improvements of the Properties of $516,112 and amortization of the contributed value allocated to intangible assets of $308,795. The increase of $459,386 as compared to the same period in the prior year is a result of the acquisition of additional real estate. We expect depreciation and amortization expense to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional real estate assets.

Interest Expense

Interest expense for the three months ended September 30, 2010 increased by $344,232 as compared to the same period in the prior year due to the mortgage debt assumed in the Emporia Partners contribution as well as the Credit Facility used to finance the Will Partners and ITT properties acquisitions, which, in total, amounted to approximately $313,000 in interest expense for the current period. Interest expense for the three months ended September 30, 2010 also includes the amortization of deferred financing costs of $56,341, whereas in the same period a year ago, there were no deferred financing costs, and $7,000 related to the interest rate cap, as discussed above. We expect interest expense to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional real estate and assume any related debt.

Comparison of the Nine Months Ended September 30, 2010 and 2009

The following table provides summary information about our results of operations for the nine months ended September 30, 2010 and 2009:

	Nine Months Ended September 30,		Increase (Decrease)	Percentage Change
	2010	2009
Rental income	$4,360,260	$1,332,605	$3,027,655	227%
Property tax recovery	462,419	116,039	346,380	299%
Asset management fees	378,147	116,701	261,446	224%
Property management fees	123,245	36,360	86,885	239%
Property tax expense	462,419	116,039	346,380	299%
Acquisition fees and expenses	1,582,353	1,637,182	(54,829)	(3%)
General and administrative Expenses	860,660	414,579	446,081	108%
Depreciation and amortization	2,000,663	414,157	1,586,506	383%
Interest expense	2,142,331	649,904	1,492,427	230%

Rental Income

Rental income for the nine months ended September 30, 2010 primarily includes rental income for the Properties of $4.10 million and adjustments to straight-line contractual rent of approximately $280,000. Rental income increased from $1.33 million for the nine months ended September 30, 2009 to $4.36 million in the current period as a result of the acquisition of additional real estate. Also included as a component of revenue is the recovery of property taxes, which increased from $116,039 for the nine months ended September 30, 2009 to $462,419 for the nine months ended September 30, 2010 as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the nine months ended September 30, 2010 totaled $963,811, consisting of property taxes, property management fees, and asset management fees. The total increase from $269,100 for the nine months ended September 30, 2009 is a result of the acquisition of additional real estate. We expect property operating expenses to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional properties.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses decreased $54,829 compared to the nine months ended September 30, 2009 due to the fact that the acquisition fees and expenses related to the Renfro and Plainfield contributions were greater than the current period acquisition fees and expenses related to the Will Partners, Emporia Partners and ITT properties combined. Of the $1.58 million incurred during the period, $1.27 million was due to our Advisor. We expect to continue to incur acquisition fees and expenses in the future as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2010 increased by $446,081 compared to the same period in the prior year. General and administrative expenses consist mostly of professional fees, including accounting and legal costs of $512,756, directors’ and officers’ insurance of $202,416, board of directors fees of $58,497, as well as other expenses totaling $86,991, consisting mostly of office expenses such as payroll and rent incurred on behalf of the Advisor and allocated to us during the current period ($66,137 in total), and IT services ($34,299), among others, incurred as a result of regular operations, less a reduction in organizational costs as discussed below. The increase from prior year is primarily a result of an increase in professional fees, specifically accounting and legal costs associated with acquisitions and contributions made during the current period, total operating expenses incurred on behalf of our Advisor, which were allocated to us during the period in the amount of $68,927 and an increase in office expenses as a result of increased operating activity. General and administrative expenses also include organizational costs. Organizational costs were reduced to the extent the amount exceeded the 15% limitation in our amended and restated advisory agreement ($106,137), as discussed in the Organizational and Offering Costs section of Note 2 to the financial statements. The reduction in organizational costs is reflected as a reduction of the “Due to Affiliates” balance in the unaudited consolidated balance sheets. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the nine months ended September 30, 2010 consisted of depreciation of building and building improvements of the Properties of $1.33 million and amortization of the contributed value allocated to intangible assets of $675,025. The increase of $1.59 million as compared to the same period in the prior year is a result of the acquisition of additional real estate as well as nine months versus three months of depreciation and amortization related to Renfro and Plainfield. We expect depreciation and amortization expense to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional real estate assets.

Interest Expense

Interest expense for the nine months ended September 30, 2010 increased by $1.49 million compared to the same period in the prior year. The balance primarily relates to the mortgage debt assumed with contributions as well as the Credit Facility used to finance the Will Partners and ITT properties acquisitions. Interest expense for the nine months ended September 30, 2010 also includes the amortization of deferred financing costs of $81,493, whereas in the same period a year ago, there were no deferred financing costs, and $7,000 related to the interest rate cap, as discussed above. We expect interest expense to increase in future periods as a result of the acquisition of the Emporia Partners and ITT properties on August 27, 2010 and September 23, 2010, respectively, and as we acquire additional real estate and assume any related debt.

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our Advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank National Association, which provides our operating partnership with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. Our operating partnership made an initial draw of $16.9 million to facilitate the acquisition of the Will Partners property and a subsequent draw of $5.07 million to finance the ITT property acquisition.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect we will meet our short-term operating liquidity requirements from advances from our Advisor and its affiliates, proceeds received in our Public Offering and operating cash flows generated from the Properties and other properties we acquire in the future. Any advances from our Advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus. Our amended and restated advisory agreement provides that expenses advanced to us by our Advisor shall be reimbursed no less frequently than monthly. The offering and organizational costs associated with the Public Offering (excluding sales commissions and dealer manager fees) were initially paid by our Advisor and will be reimbursed by us, up to 3.5% of the gross offering proceeds raised by us in the terminated or completed offering for the issuer’s organizational and offering costs. The offering and organizational costs (including sales commissions and dealer manager fees) may not exceed 15% of gross offering proceeds of the Primary Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the advisor must reimburse us for any excess amounts. As of September 30, 2010, we incurred organizational and offering costs, which exceed the 15% limitation. Therefore, if we terminated our Public Offering on September 30, 2010, the probability that we would be liable to our Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, is remote. As a result we generated a receivable due from our Advisor of $433,956 (after deducting unreimbursed amounts previously advanced by our Advisor), which was recorded as a reduction in the “Due to Affiliates” balance in the consolidated balance sheets. No payment is required until 60 days following the completion or termination of the offering in accordance with the amended and restated advisory agreement. We will continue to monitor both the 3.5% and 15% limitations and expect the receivable to decrease as we raise additional offering proceeds and, as a result, become liable once again for organizational and offering costs advanced by our Advisor. Operating cash flows are expected to increase as properties are added to our portfolio.

The Renfro Line of Credit had an initial term of one year but was extended until July 29, 2010 with an automatic option to extend it further to January 29, 2011. On July 29, 2010, we exercised the automatic second extension and extended the term to January 29, 2011. If the lender does not further renew and extend the Renfro Line of Credit, we may be required to use net offering proceeds, operating cash flow, or other sources, including potentially funds advanced by our Sponsor, to pay this debt.

Our cash and cash equivalent balances increased $1.46 million during the nine months ended September 30, 2010 and were used in or provided by:

Operating Activities. During the nine months ended September 30, 2010, we used $1.10 million of cash from operating activities, compared to $110,018 during the nine months ended September 30, 2009. Net cash used in operations increased in 2010 primarily due to the increase in the net loss for the nine months ended September 30, 2010 ($2.72 million) compared to the same period in the prior year ($1.93 million). The net loss in the current period is offset by non-cash adjustments of $1.78 million (consisting of depreciation and amortization of $2.10 million less deferred rent of $324,907) and cash used for working capital of $156,111, primarily to fund regular payables and asset management and property management fees. Cash from working capital during the same period in the prior year was $1.69 million higher as a result of the timing of payables.

Investing Activities. During the nine months ended September 30, 2010, we used $26.64 million more in cash for investing activities, as compared to the same period in the prior year when no cash was used in the Renfro and Plainfield contributions, specifically for the acquisition of the Will Partners, Emporia Partners and ITT properties. Additionally, we expensed $447,337 for tenant improvements, which were funded by reserve proceeds, held by lenders, which were assumed by us in conjunction with the contribution of the Properties, compared to $2.08 million expensed during the nine months ended September 30, 2009 related to Renfro.

Financing Activities. During the nine months ended September 30, 2010, we generated $29.21 million from financing activities as compared to $338,001 during the same period in the prior year. The net increase is a result of (1) $21.97 million in proceeds from the Credit Facility used to acquire the Will Partners and ITT properties and an increase of $8.78 million in the issuance of common stock, which includes an increase in gross offering proceeds of $7.93 million, a decrease in the discount on common stock of $97,826 and a decrease in incurred offering costs of $752,847; and (2) higher loan amortization (a $224,654 increase as compared to the same period a year ago) primarily related to Renfro and Plainfield for which there was nine months of amortization versus 3 months during the same period a year ago; amortization of deferred financing costs (an increase of $673,409) of which there were none in the same period a year ago, and higher distribution payments (approximately $984,000).

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We made our first distribution on June 15, 2009 to investors of record on May 31, 2009. We achieved our minimum escrow requirement on May 6, 2009; therefore, our first monthly distribution was for a partial month. Since June 15, 2009, we funded distributions with operating cash flow from the Properties and offering proceeds raised in our private offering and our Public Offering. The distributions funded from offering proceeds are considered a return of capital to the stockholder.

The following table shows total distributions for our most recent four quarters:

	September 30, 2010			June 30, 2010			March 31, 2010			December 31, 2009
Distributions paid in cash-noncontrolling interests	$496,645			$343,676			$336,205			$339,941
Distributions paid in cash-common stockholders	123,391			80,337			39,433			34,096
Distributions reinvested (shares issued)	48,124			26,890			7,014			3,950

Total distributions	$668,160	(1)		$450,903			$382,652			$377,987

Source of distributions:
Cash flows provided by (used in) operations	$(96,454	)(2)	(14%)	$(517,377	)(2)	(115%)	$(487,796	)(2)	(128%)	$290,898	(2)	77%
Proceeds from issuance of common stock	716,490		107%	941,390		209%	863,434		226%	83,139		22%
Distributions reinvested (shares purchased)	48,124		7%	26,890		6%	7,014		2%	3,950		1%

Total sources	$668,160		100%	$450,903		100%	$382,652		100%	$377,987		100%

(1)	Total distributions declared but not paid as of September 30, 2010 for noncontrolling interests (including our Advisor), and common stockholders were $175,773 and $48,839, respectively.
(2)	Percentages were calculated by dividing the respective source amount by the total sources of distributions. Sources appearing as negative amounts represent instances in which cash flows were used in, rather than provided by, operations. Accordingly, percentages calculated on these amounts also appear as negative numbers.

Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently than we do.

Our management also believes that the FFO result can be further adjusted to provide a more beneficial indicator of performance and comparability, which our management refers to as Modified Funds from Operations (“MFFO”). In calculating MFFO, FFO is adjusted for other non-cash or non-operating items, such as acquisition fees and expenses, straight line rent and in-place lease valuation amortization, as well as others.

FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem substantive. Accordingly, FFO and MFFO should not be considered alternatives to net income as an indicator of our operating performance.

Our calculation of FFO and MFFO is presented in the following table for the three and nine months ended September 30, 2010 and 2009.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Net Loss	$(1,233,970)	$(25,720)	$(2,723,392)	$(1,927,968)
Adjustments:
Depreciation of building and improvements	516,112	200,633	1,325,638	227,384
Amortization of intangible assets	308,795	164,888	675,025	186,773

Funds from Operations (FFO)	$(409,063)	$339,801	$(722,729)	$(1,513,811)
Reconciliation of FFO to Modified Funds From Operations
Funds From Operations	$(409,063)	$339,801	$(722,729)	$(1,513,811)
Adjustments:
Acquisition fees and expenses	672,991	6,498	1,582,353	1,637,182
Revenues in excess of cash received (straight-line rents)	(134,694)	(96,421)	(324,907)	(110,349)
Revenues in excess of cash received (amortization of above/below market rent)	28,001	(8,836)	20,627	(10,260)
Amortization of financing costs	56,341	—	81,493	—

Modified Funds From Operations	$213,576	$241,042	$636,837	$2,762

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of September 30, 2010:

	Payments Due During the Years Ending December 31,
	Total	2010	2011-2012		2013-2014		Thereafter
Outstanding debt obligations (1)
Renfro	$12,923,549	$33,427	$12,890,122	(2)	$—		$—
Plainfield	20,860,206	63,771	538,591		620,092		19,637,752
Credit Facility	21,970,000	—	—		21,970,000	(4)	—
Emporia	5,400,370	67,576	575,681		649,245		4,107,868
Interest on outstanding debt obligations (3)
Renfro	757,359	214,305	543,054		—		—
Plainfield	9,469,535	353,786	2,770,864		2,688,896		3,655,989
Credit Facility	3,523,134	322,837	2,565,150		635,147		—
Emporia	2,402,332	80,474	601,487		527,551		1,192,820

Total	$77,306,485	$1,136,176	$20,484,949		$27,090,931		$28,594,429

(1)	Amounts include principal payments only.
(2)	Amount includes payment of the Renfro Line of Credit in the amount of $5.0 million, which was extended for six months to January 29, 2011 and payment of the remaining balance on the Term Debt upon expiration on January 31, 2012.
(3)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at September 30, 2010.
(4)	$16.9 million of the Credit Facility was used to finance the Will Partners property acquisition and an additional $5.07 million of the Credit Facility was used to finance the ITT property acquisition. The total Credit Facility is $25 million.

Subsequent Events

See Note 9, Subsequent Events, to the unaudited consolidated financial statements.

THE GC NET LEASE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Cash and cash equivalents	$1,849,510	$387,272
Restricted cash	1,352,954	655,670
Real estate:
Land	9,754,196	5,108,916
Building and improvements	68,880,996	41,009,335
Tenant origination and absorption cost	16,070,335	8,289,273

Total real estate	94,705,527	54,407,524
Less: accumulated depreciation and amortization	(2,921,582)	(920,919)

Total real estate, net	91,783,945	53,486,605
Above market leases, net	1,778,335	101,591
Deferred rent receivable	531,676	206,770
Deferred financing costs, net	591,916	—
Other assets	37,149	457,022

Total assets	$97,925,485	$55,294,930

LIABILITIES AND EQUITY
Mortgage payable	$39,184,125	$34,041,558
Credit facility	21,970,000	—
Restricted reserves	488,347	208,333
Accounts payable and other liabilities	540,633	1,033,745
Distributions payable	224,612	128,824
Due to affiliates	939,654	1,022,526
Below market leases, net	546,975	581,019

Total liabilities	63,894,346	37,016,005
Commitments and contingencies (Note 7)
Noncontrolling interests subject to redemption, 531,000 and no units eligible towards redemption as of September 30, 2010 and December 31, 2009, respectively	4,886,686	—
Common stock subject to redemption, 9,581 and 947 shares eligible towards redemption as of September 30, 2010 and December 31, 2009, respectively	91,022	8,994
Stockholders’ equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of September 30, 2010 and December 31, 2009	—	—
Common Stock, $0.001 par value; 700,000,000 shares authorized; 1,253,456 and 252,319 shares outstanding, as of September 30, 2010 and December 31, 2009, respectively	12,523	2,523
Additional paid-in capital	10,529,097	928,009
Cumulative distributions	(453,845)	(92,834)
Accumulated deficit	(864,725)	(246,515)

Total stockholders’ equity	9,223,050	591,183

Noncontrolling interests	19,830,381	17,678,748

Total equity	29,053,431	18,269,931

Total liabilities and equity	$97,925,485	$55,294,930

See accompanying notes.

THE GC NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue:
Rental income	$1,841,774	$1,174,665	$4,360,260	$1,332,605
Property tax recovery	229,497	97,293	462,419	116,039
Interest income	943	6,018	3,747	8,310

Total revenue	$2,072,214	$1,277,976	$4,826,426	$1,456,954

Expenses:
Asset management fees	158,603	103,112	378,147	116,701
Property management fees	53,881	32,082	123,245	36,360
Property tax expense	229,497	97,293	462,419	116,039
Acquisition fees and expenses	672,991	6,498	1,582,353	1,637,182
General and administrative expenses	447,232	124,349	860,660	414,579
Depreciation and amortization	824,907	365,521	2,000,663	414,157
Interest expense	919,073	574,841	2,142,331	649,904

Total expenses	3,306,184	1,303,696	7,549,818	3,384,922

Net loss	(1,233,970)	(25,720)	(2,723,392)	(1,927,968)

Net loss attributable to noncontrolling interests	(904,500)	(23,368)	(2,105,182)	(1,704,977)

Net loss attributable to The GC Net Lease REIT, Inc. common stockholders	$(329,470)	$(2,352)	$(618,210)	$(222,991)

Net loss per share, basic and diluted	$(0.30)	$(0.01)	$(0.86)	$(2.14)

Weighted average number of common shares outstanding, basic and diluted	1,084,803	204,797	715,469	104,229

Distributions declared per common share	$0.17	$0.17	$0.51	$0.27

See accompanying notes.

THE GC NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

For the Nine Months Ended September 30, 2010 (unaudited)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
	Shares	Amount
BALANCE December 31, 2009	252,319	$2,523	$928,009	$(92,834)	$(246,515)	$591,183	$17,678,748	$18,269,931
Gross proceeds from issuance of common stock	1,001,137	10,000	9,993,821	—	—	10,003,821	—	10,003,821
Discount on issuance of common stock	—	—	(10,989)	—	—	(10,989)	—	(10,989)
Offering costs	—	—	(381,744)	—	—	(381,744)	—	(381,744)
Distributions	—	—	—	(278,983)	—	(278,983)	—	(278,983)
Issuance of shares for distribution reinvestment plan	8,634	86	81,942	(82,028)	—	—	—	—
Additions to common stock subject to redemption	(8,634)	(86)	(81,942)	—	—	(82,028)	—	(82,028)
Contribution of noncontrolling interests	—	—	—	—	—	—	10,380,000	10,380,000
Additions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(4,886,686)	(4,886,686)
Distributions for noncontrolling interests	—	—	—	—	—	—	(1,119,607)	(1,119,607)
Distributions for noncontrolling interests subject to redemption	—	—	—	—	—	—	(116,892)	(116,892)
Net loss	—	—	—	—	(618,210)	(618,210)	(2,105,182)	(2,723,392)

BALANCE September 30, 2010	1,253,456	$12,523	$10,529,097	$(453,845)	$(864,725)	$9,223,050	$19,830,381	$29,053,431

See accompanying notes.

THE GC NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30, 2010	September 30, 2009
Operating Activities:
Net loss	$(2,723,392)	$(1,927,968)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation of building and building improvements	1,325,638	227,384
Amortization of intangible assets	675,025	186,773
Amortization of above and below market leases	20,627	(15,221)
Amortization of deferring financing costs	81,493	—
Deferred rent	(324,907)	(110,349)
Change in operating assets and liabilities:
Other assets	419,873	(231,108)
Accounts payable and other liabilities	(493,112)	869,524
Due to affiliates	(82,872)	890,947

Net cash used in operating activities	(1,101,627)	(110,018)

Investing Activities:
Acquisition of ITT property	(7,785,225)
Acquisition of Emporia Partners property	(34,104)	—
Acquisition of Will Partners property	(18,825,278)	—
Building improvements	(447,337)	2,084,918
Building improvements funded from restricted cash reserves	447,337	(2,084,918)

Net cash used in investing activities	(26,644,607)	—

Financing Activities:
Proceeds from borrowings	21,970,000	—
Principal amortization payments on secured indebtedness	(279,520)	(54,866)
Deferred financing costs	(673,409)	—
Issuance of common stock, net	9,611,088	828,410
Distributions to noncontrolling interests	(1,176,526)	(388,506)
Distributions to common stockholders	(243,161)	(47,037)

Net cash provided by financing activities	29,208,472	338,001

Net increase in cash and cash equivalents	1,462,238	227,983
Cash and cash equivalents at the beginning of the period	$387,272	$201,000
Cash and cash equivalents at the end of the period	$1,849,510	$428,983

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$1,842,449	$387,489
Contribution of real estate assets by affiliates	$10,380,000	$50,749,336

Supplemental Disclosures of Significant Non-cash Transactions:
Restricted cash- assumed upon contribution of real estate assets by affiliates	$646,096	$3,606,782
Restricted cash- ongoing improvement reserve paid by tenant	$101,255	$183,333
Restricted cash funded by The GC Net Lease REIT, Inc. included in “Acquisition of ITT property” under Investing Activities	$350,000	$—
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates	$5,422,086	$34,156,119
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$10,380,000	$20,200,000
Distributions payable to noncontrolling interests	$175,773	$112,068
Distributions payable to common stockholders	$48,839	$10,314
Common stock issued pursuant to the distribution reinvestment plan	$82,028	$5,044

See accompanying notes.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited)

1.	Organization

The GC Net Lease REIT, Inc., a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Public Offering (as defined below) to invest in these properties. The Company deferred the election to be taxed as a REIT until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which the Company did not satisfy as of December 31, 2009. As of September 30, 2010, the Company satisfied these non-financial requirements. The Company’s year end is December 31.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s Public Offering (as defined below). The Company’s Sponsor was formed in 1995 to principally engage in acquiring and developing office and industrial properties.

The GC Net Lease REIT Advisor, LLC, a Delaware limited liability company (the “Advisor”) was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 6, 2009, the Company entered into its amended and restated advisory agreement for the Public Offering, as amended. The Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company under the terms of the advisory agreement. The officers of the Advisor are also officers of the Sponsor. The term of the advisory agreement will end on its first anniversary and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. The Company’s Third Articles of Amendment and Restatement authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, which included shares for sale pursuant to the distribution reinvestment plan, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”). Simultaneously with the Private Offering, the Company undertook the process of registering an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to the distribution reinvestment plan at $9.50 per share (collectively, the “Public Offering”). On November 6, 2009, the Securities and Exchange Commission (the “SEC”) declared the Public Offering effective, and the Company terminated the Private Offering with the commencement of the Public Offering. As of September 30, 2010 and December 31, 2009, the Company had 1,263,037 and 253,266 shares outstanding, respectively, of which 9,581 and 947 shares, respectively, were classified as common stock subject to redemption (See Note 7, Share Redemption Program).

Griffin Capital Securities, Inc. (the “Dealer Manager”) is one of the Company’s affiliates. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. On December 26, 2008, the Advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and on December 26, 2008, the Company contributed the initial $1,000 capital contribution, received by the Advisor, to the

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Operating Partnership in exchange for a 1% general partner interest. The Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership.

The Company’s property manager is The GC Net Lease REIT Property Management, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager will derive substantially all of its income from the property management services it will perform for the Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”) became the single source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in the United States of America and is effective for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative principles generally accepted in the United States (“GAAP”) for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Any technical references incorporated into these unaudited consolidated financial statements have been updated to correspond to the new ASC reference.

The accompanying unaudited consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with GAAP for interim financial information as contained in the ASC, and in conjunction with rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim period. Operating results for the three and nine months ended September 30, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of September 30, 2010 and December 31, 2009.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of September 30, 2010 and December 31, 2009.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves to be used for specific property improvements. As of September 30, 2010 and December 31, 2009, the balance of these reserves, included in the consolidated balance sheets as restricted cash, was $1.35 million and $655,670, respectively. Other reserves held by the Company are discussed in Note 3, Real Estate.

Real Estate

Purchase Price Allocation

On January 1, 2009 the Company adopted ASC 805-10, “Business Combinations,” to account for business combinations. The provisions provide for greater consistency in the accounting and financial reporting of business combinations. In accordance with the provisions, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination, and therefore, are expensed as incurred.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used by independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are included as intangible lease assets in the consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets in the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be charged to expense as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and the eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the estimated fair value of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. There were no impairment indicators present at September 30, 2010 that would have required the Company to record an impairment loss related to the real estate assets or intangible assets and liabilities.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Revenue Recognition

With the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the associated leases have net minimum rent payment increases during the term of the lease, and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Currently, there are no leases that provide for contingent rental income.

The Company records an estimate for real estate tax reimbursement each month. At the end of the calendar year the Company will reconcile the estimated real estate tax reimbursement to the actual amount incurred.

Organizational and Offering Costs

Organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and will be reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by the Company in connection with the offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The advisory agreement dated February 20, 2009 required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the amended and restated advisory agreement dated November 6, 2009, as amended, (the “amended and restated advisory agreement”) the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the amended and restated advisory agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance, but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the NASAA Statement of Policy Concerning Real Estate Investment Trusts, such limitations discussed above will also apply to any future public offerings.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

On May 6, 2009, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for offering and organizational costs incurred as follows:

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Cumulative offering costs—Private and Public Offerings	$2,838,794	$1,470,668
Cumulative organizational costs—Private and Public Offerings	$322,593	$322,146
Due to/(from) Advisor (included in “Due to Affiliates”)—see discussion below	$(433,956)	$812,802

As of September 30, 2010, the Company incurred organizational and offering costs related to its Public Offering of approximately $2.60 million, which exceeds the 15% of gross proceeds limitation pursuant to the amended and restated advisory agreement. Therefore, if the Company terminated its Public Offering on September 30, 2010, the probability that the Company would be liable to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, is remote. As a result, the Company generated a receivable due from the Advisor of $433,956 (after deducting unreimbursed amounts previously advanced by the Advisor), which is reflected as a reduction in the “Due to Affiliates” balance in the consolidated balance sheets. No payment is required until 60 days following the completion or termination of the offering in accordance with the amended and restated advisory agreement. The Company continues to monitor both the 3.5% and 15% limitations and expects the receivable to decrease as the Company raises additional offering proceeds. (See Note 6, Related Party Transactions.)

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements. As of September 30, 2010, the Company’s deferred financing costs, net of amortization, were $591,916. There were no deferred financing costs as of December 31, 2009.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests in the accompanying consolidated balance sheets. (See Note 5, Noncontrolling Interests.)

On January 1, 2009 the Company adopted ASC 810-10, “Noncontrolling Interests in Consolidated Financial Statements,” for noncontrolling interests, which require all entities to report noncontrolling interests (formerly “minority interests”) in subsidiaries within equity in the consolidated financial statements, but separate from the parent stockholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, a parent company will recognize a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. The Company retrospectively reflected the presentation and the disclosures in the accompanying consolidated balance sheets and related notes,

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

which resulted in a reclassification of minority interest to a separate component of total equity. Net income attributable to noncontrolling interests was formerly a component of net income. With the adoption of ASC 810-10, net income allocated to noncontrolling interests is shown as a reduction to net income in calculating net income available to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income.

Certain amendments were also made to the provisions included in ASC 480-10, “Distinguishing Liabilities from Equity,” to include noncontrolling interests within its scope. These revisions clarified that if noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Thus, noncontrolling interests determined to be redeemable were reclassified as temporary equity.

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights, distribution equivalent rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of September 30, 2010.

Fair Value Measurements

In April 2009, the FASB issued updated guidance related to the interim and annual disclosures about the fair value of financial instruments in ASC 825-10, “Disclosure about Fair Value of Financial Instruments” and ASC 820-10, “Fair Value Measurements and Disclosures” (“ASC 820”). The provisions require interim and annual disclosures of the fair value of all financial instruments (recognized or unrecognized) and include the following:

•	Effective April 1, 2009: new provisions providing additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales; and

•

Effective January 1, 2009: new framework for fair value measurements and disclosure for all nonfinancial assets and nonfinancial liabilities, including those reported at fair value on a nonrecurring basis; and new provisions pertaining to the fair value for assets or liabilities arising from contingencies in business combinations and property acquisitions.

The updated guidance in ASC 820 is effective for interim and annual periods ending after June 15, 2009 and provides guidance on how to determine the fair value of assets and liabilities in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If the Company were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the Company may conclude that a change in valuation technique or the

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

use of multiple valuation techniques may be appropriate. The updated guidance modifies the requirements for recognizing other-than-temporarily impaired debt securities and revises the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired.

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In January 2010, the FASB issued updated guidance in ASC 820, which is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years beginning after December 15, 2010.

In August 2009, the FASB issued updated guidance in ASC 820 to provide clarification for the fair value measurement of liabilities in circumstances where quoted prices for an identical liability in an active market are not available. The guidance is effective for the first reporting period beginning after issuance.

Financial instruments, as of December 31, 2009, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, and mortgage payable. Financial instruments as of September 30, 2010 consisted of the same accounts as well as the Credit Facility, as defined in Note 4, Debt. Pursuant to the Credit Facility terms, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the Operating Partnership to effect an interest rate hedge if the minimum varying debt to total debt requirement is not satisfied. With the acquisition and financing of the ITT property discussed in Note 3, Real Estate, and Note 4, Debt, the Company was required to effect an interest rate hedge instrument. The Company executed an interest rate cap for a notional amount of $3.6 million, fixing the index at 2.0%. The hedge is in place for six months, expiring on April 17, 2011. The Company paid $7,000 for the interest rate cap. The amounts of the financial instruments presented in the financial statements substantially approximate their fair value. As such, the adoption of these provisions, each of which were applied on a prospective basis, did not have a material effect to the Company’s financial statements.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Income Taxes

The Company deferred the election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which the Company did not satisfy as of December 31, 2009. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If the Company fails to qualify as a REIT in any taxable year, after the REIT election has been made, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. The Company believes that it will be organized and operate in such a manner as to qualify for treatment as a REIT and intends to operate in a manner that, once the Company qualifies to be treated as a REIT, it will remain qualified as a REIT for federal income tax purposes.

The Company could engage in certain business activities that could have an adverse effect on its REIT qualification. The Company has elected to isolate these business activities in the books and records of the TRS. In general, the TRS may perform additional services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. The TRS will follow income tax accounting provisions, which require the use of the asset and liability method. Deferred income taxes will represent the tax effect of future differences between the book and tax bases of assets and liabilities. As of September 30, 2010 and December 31, 2009, the TRS had not commenced operations.

The Company provides for income taxes on all transactions that have been recognized in accordance with ASC 740, “Income Taxes” (“ASC 740”). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. ASC 740 requires that the Company record a valuation allowance against the net deferred income tax assets associated with the Company’s net operating loss (“NOL”) carryforwards if it is “more likely than not” that the Company will not be able to utilize them to offset future income taxes. For the year ended December 31, 2009, due to the uncertainty surrounding the Company’s ability to generate sufficient future taxable income to realize this asset and the Company’s intention to qualify as a REIT for the taxable year ending December 31, 2010, the Company recorded a valuation allowance for the entire amount of the net deferred tax asset.

Earnings Per Share

The Company reports earnings per share attributable for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income by the weighted average number of shares outstanding, including common stock equivalents. As of September 30, 2010, common stock equivalents are anti-dilutive and therefore have no impact on dilutive earnings per share.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU No. 2010-01”). This ASU clarifies that when the stock portion of a distribution allows stockholders to elect to receive cash or stock with a potential limitation on the total amount of cash that all stockholders can elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively. ASU No. 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU No. 2010-01 did not have an impact on the Company’s consolidated financial statements.

In June 2009, new accounting provisions, ASC 810-10, “Variable Interests and Special Purpose Entities in Consolidated Financial Statements,” were released that eliminate the primarily quantitative model to determine the primary beneficiary of a variable interest entity (“VIE”) and replace it with a qualitative model that focuses on which entities have the power to direct the activities of the VIE as well as the obligation or rights to absorb the VIE’s losses or receive its benefits. The reconsideration of the initial determination of VIE status is still based on the occurrence of certain events. These new accounting provisions are effective for fiscal years and interim periods beginning after November 15, 2009.

In February 2010, the FASB issued updated guidance in ASC 810, “Consolidation,” which defers the effective date of the consolidation guidance of FASB Statement No. 167 for certain investment funds and money market funds. The update also modifies the requirements for evaluating whether a decision maker’s or service provider’s fee is a variable interest and clarifies that a quantitative calculation in the evaluation thereof should not be the sole basis for determining the above. As of September 30, 2010, the Company did not have any investments, or other variable interests, in entities that were determined to be VIEs.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This should not result in significant changes in the subsequent events that an entity reports. Rather, ASC 855 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with GAAP and all approvals necessary for issuance have been obtained. The Company adopted ASC 855 as of December 31, 2009.

In February 2010, the FASB issued updated guidance in ASC 855, which eliminates the disclosure requirements for SEC filers with respect to disclosure of the date through which subsequent events have been evaluated.

3.	Real Estate

ITT

On September 23, 2010, the Company, through the Operating Partnership, acquired a single-story, office facility located in Los Angeles (Sylmar), California (“ITT property”) from an unaffiliated third party. The ITT property is 100% leased to a single tenant, ITT Educational Services, Inc. (“ITT”), on a net lease basis, obligating ITT to all costs and expenses to operate and maintain the property. The landlord is responsible for certain capital expenditures such as roof, parking lot, mechanical and structural costs. On the acquisition date, the ITT lease had a remaining term of approximately six years.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

The purchase price of the ITT property was $7.8 million, which includes a $350,000 reserve for maintenance, $25,000 in a transferred security deposit obligation and the Company’s prorated share of the September rent payment, $16,922, that was paid at closing and recorded as prepaid rent. The purchase price and related closing fees and expenses were partially financed with $5.07 million of the Credit Facility discussed in Note 4, Debt, $2.53 million in cash raised in the Public Offering, $200,000 in good faith deposits and was allocated as shown in the table below:

Land	$2,877,062
Building and improvements	$3,076,738
Tenant origination and absorption cost	$1,145,162
In-place lease valuation (above market)	$336,263
Deferred maintenance reserve assumed	$350,000

ITT, at their discretion, has the option to renew the in-place lease for an additional five-year term at a specified rate. The increase in rental rate between the current in-place rate and the renewal rate was concluded to approximate market and, as a result, was not factored into the in-place lease valuation.

Emporia Partners

On August 27, 2010, various affiliates of the Sponsor and an entity owned by an affiliate of the Sponsor contributed all of the ownership interests in an entity (“Emporia Partners”) that owns a fully-leased office headquarters and industrial production and distribution facility located in Emporia Kansas (“Emporia Partners property”) to the Company, through the Operating Partnership. The Emporia Partners property is 100% leased to a single tenant, Hopkins Enterprises, Inc. (“Hopkins”), which subleases the property to Hopkins Manufacturing Corporation (“Hopkins Manufacturing”) on a net lease basis, obligating Hopkins to all costs and expenses to operate and maintain the property, including capital expenditures. Pursuant to the Amended and Restated Limited Liability Company Agreement for Emporia Partners, Hopkins, as a member of Emporia Partners, is due priority returns from the rental income received from Hopkins Manufacturing as sub-tenant under the lease. Additionally, Hopkins has the option to extend the lease term for an additional ten-year term at fair market rent and the option to purchase the property pursuant to the terms of the lease. After considering the term of the lease, the lease was classified as an operating lease. On the acquisition date, the Emporia Partners lease had a remaining lease term of approximately 10 years.

The contribution value of the Emporia Partners property was approximately $8.36 million and was allocated as shown in the table below. The Company caused the Operating Partnership to issue $2.9 million in limited partnership units with the remainder of the contribution value and the acquisition fees and expenses paid in connection with the contribution using proceeds from the initial public offering and assumption of the related debt as shown in the following table:

Land	$274,110
Building and improvements	$5,693,414
Tenant origination and absorption cost	$1,874,059
Restricted improvement reserve assumed	$514,607
Property tax and insurance reserves assumed	$261,496
Mortgage payable assumed	$5,422,086
Accrued interest	$23,026
Prepaid rent	$11,078
Limited partnership units issued (units)	315,200
Price per share of units issued	$9.20
Limited partnership units issued (dollars)	$2,900,000

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Will Partners

On June 4, 2010, three unaffiliated third parties and an entity owned by an affiliate of the Sponsor contributed all of the ownership interests in a single-story, warehouse/distribution facility located in Monee, Illinois (“Will Partners property”) to the Company, through the Operating Partnership. The Will Partners property is 100% leased to a single tenant, World Kitchen, LLC (“World Kitchen”), on a net lease basis, obligating World Kitchen to all costs and expenses to operate and maintain the property, including capital expenditures. In conjunction with the acquisition, the World Kitchen lease was amended, which extended the original termination date five years to February 29, 2020. On the acquisition date the remaining term was approximately 10 years.

The contribution value of the Will Partners property was approximately $26.31 million and was allocated as shown in the table below. The Company caused the Operating Partnership to issue $7.48 million in limited partnership units with the remainder of the contribution value financed with $16.9 million of the Credit Facility discussed in Note 4, Debt approximately $1.75 million in cash raised in the Public Offering, and the Company’s prorated share of the June rent payment, $173,325, that was paid at closing and recorded as prepaid rent.

Land	$1,494,108
Building and improvements	$18,654,174
Tenant origination and absorption cost	$4,761,842
In-place lease valuation (above market)	$1,395,154
Restricted improvement reserve assumed	$742,366
Prepaid rent	$173,325
Limited partnership units issued (units)	813,000
Price per share of units issued	$9.20
Limited partnership units issued (dollars)	$7,480,000

Renfro and Plainfield

On June 18, 2009, affiliates of the Sponsor contributed membership interests in two entities, Plainfield Partners, LLC, a single member limited liability company which owns an office/laboratory property located in Plainfield, Illinois (“Plainfield”) and Renfro Properties, LLC, a single member limited liability company which owns a single-story warehouse/distribution property located in Clinton, South Carolina (“Renfro”), to the Operating Partnership. The properties are occupied by Chicago Bridge & Iron Company (“CB&I”) and Renfro Corporation (“Renfro Corp”), respectively, and are full net leases, obligating the tenant for all expenses and costs of operating and maintaining the property, including capital expenditures. As of the contribution date, the CB&I lease had a remaining lease term of 13 years, and the Renfro Corp lease had a remaining lease term of 12 years.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

The combined fair market value of the assets contributed for Renfro and Plainfield was approximately $54.36 million and was allocated as shown in the table below:

Land	$5,108,916
Building and improvements	$37,849,890
Tenant origination and absorption cost	$8,289,273
In-place lease valuation (above market)	$106,487
In-place lease valuation (below market)	$(605,228)
Restricted improvement reserve assumed	$3,606,782
Mortgage payable assumed	$34,156,119
Limited partnership units issued (units)	2,020,000
Price per share of units issued	$10.00
Limited partnership units issued (dollars)	$20,200,000

The contributions of the entity interests of Plainfield Partners, LLC, Renfro Properties, LLC, Will Partners, and Emporia Partners, along with the acquisition of the ITT property are heretofore referred to as the “Properties.”

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown in the table below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using a 9.50% discount rate for the Renfro Corp and CB&I leases, a 9.00% discount rate for the Will Partners lease and a 9.76% discount rate for the ITT lease. The Emporia Partners property in-place lease was considered to be at market, therefore none of the purchase price was allocated to an in-place lease valuation.

	In-place Lease Valuation	Tenant Origination and Absorption Cost
Annual amortization	$164,526	$1,525,268
5-year amortization	$822,630	$7,626,340

As part of the real estate asset contribution, the Company assumed building and tenant improvement reserves with an initial balance of $2.0 million and $7.4 million for Renfro and Plainfield, respectively. Approximately $622,000 and $5.1 million was utilized by Renfro Corp and CB&I, respectively, prior to the contribution date and was included in building and improvements. The Company assumed the remaining reserve of $3.6 million upon contribution of the real estate assets, which consisted of $1.4 million and $2.2 million for Renfro and Plainfield, respectively. As of December 31, 2009, $447,337 of the Renfro tenant improvement reserves was remaining. By September 30, 2010 the Renfro tenant improvement reserve was fully expended. The Plainfield improvements were completed in September 2009, and the Company immediately started amortizing the cost over the remaining term of the lease. The Renfro improvements were completed in December 2009, and the Company began amortizing the cost in January 2010.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

An ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease. As of September 30, 2010 and December 31, 2009, CB&I had deposited $283,333 and $208,333, respectively, into the Plainfield property replacement reserve. The Company also assumed a $742,366 tenant-funded replacement reserve in conjunction with the Will Partners property. The tenant was able to draw from this reserve for reimbursement of capital projects completed and paid by the tenant prior to the contribution of the property, and after providing the Company with appropriate documentation. Subsequent to the contribution of the property, World Kitchen requested and was paid a draw of approximately $695,000, leaving a balance of $73,665 in the reserve as of September 30, 2010. In connection with the Emporia Partners property contribution, the Company also assumed a $514,607 replacement reserve, which was funded by the contributing entity, pursuant to the terms of the loan agreement, and $261,496 in tax and insurance reserves. As of September 30, 2010, the total balance of the Emporia Partners property reserves was $645,956. Additionally, the Company funded a $350,000 reserve for deferred maintenance related to the purchase of the ITT property.

The following summarizes the future minimum net rent payments pursuant to the lease terms discussed above as of September 30, 2010:

	2010	2011	2012	2013	2014 and thereafter	Total
Renfro	$465,658	$1,862,633	$1,862,633	$1,862,633	$14,698,643	$20,752,200
Plainfield	603,750	2,500,791	2,586,582	2,586,582	24,328,272	32,605,977
Will Partners	577,750	2,311,000	2,311,000	2,311,000	15,047,167	22,557,917
Emporia Partners	206,044	824,175	824,175	882,129	6,683,117	9,419,640
ITT	190,376	761,505	761,505	761,505	2,030,679	4,505,570

Total	$2,043,578	$8,260,104	$8,345,895	$8,403,849	$62,787,878	$89,841,304

The following condensed pro forma operating information is presented as if the Will Partners, Emporia Partners and ITT properties had been included in operations at the beginning of the period:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue	$2,427,663	$2,382,412	$7,268,158	$7,060,407

Net Loss	$(1,210,236)	$(1,542,800)	$(2,618,778)	$(3,281,024)

Net loss attributable to common stockholders	$(323,133)	$(222,009)	$(594,463)	$(439,001)

Loss per share	$(0.30)	$(0.42)	$(0.83)	$(0.90)

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

4.	Debt

In conjunction with the contribution of the Emporia Partners property, the Company assumed the mortgage debt as seen in the table below, with the remainder of the contribution value paid through the issuance of limited partnership units and the acquisition fees and expenses paid in connection with the contribution using proceeds from the Public Offering:

Original loan balance	$6.93 million
Assumed loan balance	$5.42 million
Interest rate	5.88% (fixed)
Initial loan term	20 years
Loan Maturity	September 2023

The terms of the loan require monthly principal and interest payments. The loan is secured by a first mortgage and security agreement on the Company’s interest in the underlying Emporia Partners property, a fixture filing, and an assignment of leases, rents, income and profits.

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement with KeyBank National Association, which provides the Company with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest-only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by the Company and is secured by a security agreement on the Operating Partnership’s interest in the underlying Will Partners and ITT properties, a fixture filing, and an assignment of leases, rents, income and profits.

Additionally, under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. These rates are subject to a minimum LIBOR of 2.00%. Prior to December 4, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property and a subsequent draw of $5.07 million to acquire the ITT property. The Operating Partnership elected to have the LIBOR-based rate apply to such loans, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms. Pursuant to the Credit Facility terms, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants was required beginning with the quarter ended September 30, 2010. KeyBank National Association has provided certain concessions relative to the debt compliance covenants. Among these concessions, KeyBank National Association has decreased the interest coverage ratio and fixed charge ratio from 1.85 times adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) to 1.8 times. This concession was granted for the third and fourth quarters ending September 30, 2010 and December 31, 2010, respectively. Further with the acquisition and financing of the ITT property, the Company was required to effect an interest rate hedge instrument. The Company executed an interest rate cap for a notional amount of $3.6 million, fixing the index at 2.0%. The hedge is in place for six months, expiring on April 17, 2011. The Company paid $7,000 for the interest rate cap.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

In conjunction with the contribution of the Renfro and Plainfield properties on June 18, 2009 the Company assumed the following debt:

	Renfro Line of Credit (1)	Renfro Term Debt (1)	Plainfield Mortgage Debt
Original loan balance	$5.0 million	$8.0 million	$21.50 million
Assumed loan balance	$5.0 million	$8.0 million	$21.16 million
Interest rate	6.5% (fixed)	6.5% (fixed)	6.65% (fixed)
Initial term	One year	Three years	10 years
Maturity	January 2011	January 2012	November 2017
Unamortized loan balance at December 31, 2009	$5.0 million	$8.0 million	$21.04 million
Unamortized loan balance at September 30, 2010	$5.0 million	$7.9 million	$20.86 million

(1)	The Renfro property debt was refinanced in January 2009. The Term Debt is used to partially pay off the prior loan and the Line of Credit is used to pay off the remaining balance of the prior loan and to fund $2.0 million of the tenant improvement allowance.

The Renfro Term Debt called for monthly, interest only payments during the tenant improvement period, then monthly payments of principal and interest, based on a 25-year amortization schedule, for the remainder of the term. The tenant improvement period ended in January 2010 with the completion of the improvement projects, and release of all remaining tenant improvement reserve funds, therefore amortization of the Term Debt commenced on March 1, 2010.

The Renfro Line of Credit provides for monthly, interest only payments with an initial term of one year, or an expiration of January 29, 2010. In January 2010, the Line of Credit was extended for six months to July 29, 2010 with an automatic six-month extension should the Line of Credit not be paid in full by that date. Also, as a term of the first extension agreement, the interest rate was modified to a fixed rate of 6.50%. The Company exercised the automatic extension on July 29, 2010, extending the term an additional six months to January 29, 2011. All other terms were unchanged. Both loans are guaranteed by an affiliate, and are secured by a first mortgage and assignment of rents and leases on the Renfro property.

The terms of the Plainfield mortgage debt require monthly principal and interest payments. The Plainfield mortgage debt is secured by a first mortgage and security agreement on the Operating Partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits.

The following summarizes the future principal repayments per the loan terms discussed above:

	Remainder of 2010	2011	2012	2013	2014 and after	Total
		(1)	(2)	(3)
Renfro	$33,427	$5,137,891	$7,752,231	$—	$—	$12,923,549
Plainfield	63,771	262,170	276,421	299,627	19,958,217	20,860,206
Credit Facility	—	—	—	21,970,000	—	21,970,000
Emporia	67,576	279,699	295,982	314,973	4,442,140	5,400,370

Total	$164,774	$5,679,760	$8,324,634	$22,584,600	$24,400,357	$61,154,125

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

(1)	Amount includes payment of the Renfro Line of Credit in the amount of $5.0 million, which was extended for six months to January 29, 2011.
(2)	Amount includes payment of the remaining balance on the Renfro Term Debt upon expiration on January 31, 2012.
(3)	Amount includes payment of the remaining balance on the Credit Facility upon expiration on June 4, 2013.

5.	Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. The Operating Partnership issued 20,000 limited partnership units on December 26, 2008 in exchange for the initial capitalization of the Operating Partnership. On June 18, 2009, June 4, 2010 and August 27, 2010, 2.02 million and approximately 813,000 and 315,200 limited partnership units, respectively, were issued in exchange for the Renfro, Plainfield, Will Partners and Emporia Partners properties. As of September 30, 2010, noncontrolling interests were approximately 71.5% of total shares outstanding (assuming limited partnership units were converted to common stock). For the nine-month period ended September 30, 2010, noncontrolling interests were approximately 77.3% of weighted average shares outstanding (assuming limited partnership units were converted to common stock).

As discussed in Note 2, Noncontrolling Interests, the accounting provisions are required to be applied prospectively after adoption, with the exception of the presentation and disclosure requirements, which were applied retrospectively for all periods presented. The Company has evaluated the terms of the limited partnership interest in the Operating Partnership and reclassified noncontrolling interests related to Renfro and Plainfield to permanent equity in the accompanying consolidated balance sheets.

In subsequent periods the Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, may purchase their limited partnership units by issuing one share of the Company’s common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election, once the Company qualifies for tax treatment as a REIT. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. The limited partnership units are reported in the consolidated financial statements as noncontrolling interests.

On June 4, 2010, the Operating Partnership issued 813,000 limited partnership units in exchange for Will Partners. The terms of the Will Partners’ contribution agreement require that the units be held for a minimum of one year. Thereafter, the limited partners have the right to require the general partner to redeem their units for the Cash Amount (as defined in the operating partnership agreement), at an exchange price of 92.0% of the Cash Amount pursuant to the Will Partners’ contribution agreement. The Will Partners’ contribution agreement limits the general partner to redeem the limited partnership units only for the Cash Amount, until the Company is listed on a national securities exchange. As the limited partners’ redemption rights are outside the control of the Company, the limited partnership units are considered to be temporary equity and are presented in the accompanying balance sheets as noncontrolling interest subject to redemption, (See Note 2, “Noncontrolling Interests”). Subsequent to

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

the contribution, the affiliated contributor of Will Partners waived the redemption rights pursuant to the contribution agreement and is subject to the redemption provisions of the Operating Partnership agreement. As a result of the waiver, approximately $2.6 million of noncontrolling interests subject to redemption (temporary equity) was reclassified to noncontrolling interests and is now considered a component of permanent equity.

6.	Related Party Transactions

Pursuant to the agreements discussed below, the following summarizes the related party costs incurred during the nine-month period ended September 30, 2010 and due to affiliates as of September 30, 2010:

	Incurred	Paid	Payable
Advisor and Property Manager Fees:
Acquisition fees and expenses	$1,273,844	$—	$1,273,844
Operating expenses	68,927	46,485	22,442
Asset management fees	378,147	321,212	56,935
Property management fees	123,245	102,856	20,389
Receivable for organizational and offering costs incurred above the 15% limitation	(433,956)	—	(433,956)

	$1,410,207	$470,553	$939,654

Dealer Manager Fees	$982,619	$982,619	$—

The amended and restated advisory agreement requires upon termination of the Public Offering that any organizational and offering costs incurred above 15% of gross proceeds shall be reimbursed to the Company. If the Company terminated its Public Offering on September 30, 2010, the probability that the Company would be liable to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the 15% limitation discussed above, is remote. As a result, the Company generated a receivable due from the Advisor of $433,956, which is reflected as a reduction in the “Due to Affiliates” balance in the consolidated balance sheets as noted in the schedule above. No payment is required until 60 days following the completion or termination of the offering in accordance with the amended and restated advisor agreement. The following table summarizes the receivable:

Organizational and offering costs incurred – Public Offering	$2,598,944
Limitation for organizational and offering costs at 15% of gross offering proceeds of $10,042,837 if Public Offering terminated on September 30, 2010	1,506,426

Amount incurred in excess of limitation	1,092,518
Organizational and offering costs advanced by the Advisor as of September 30, 2010	658,562

Receivable due from Advisor as of September 30, 2010 if Public Offering terminated on September 30, 2010	$433,956

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

The Company continues to monitor this limitation and expects that as offering proceeds increase, the receivable will decrease and the Company will again become liable for organizational and offering costs advanced by the Advisor.

Advisory and Dealer Manager Agreements

The Company does not expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Private Offering and the Company subsequently executed an amended and restated advisory agreement with the Advisor and a new dealer manager agreement with the Dealer Manager for the Public Offering. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Private Offering and the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company will pay to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs in providing services. The sales commissions may vary for different categories of purchasers.

Type of Compensation (Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	The Dealer Manager was entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Private Offering, and, pursuant to the new agreement, the Dealer Manager is entitled to the same sales commission from gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company’s distribution reinvestment plan.

Dealer Manager Fee (Dealer Manager)	The Dealer Manager was entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Private Offering, and is entitled to the same fee from sales in the Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company’s distribution reinvestment plan.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Type of Compensation (Recipient)	Determination of Amount
Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the amended and restated advisory agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the amended and restated advisory agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The amended and restated advisory agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the amended and restated advisory agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors.

Disposition Fee (Advisor)	Under the amended and restated advisory agreement, if the Advisor provides a substantial amount of the services in connection with the sale of one or more properties, the Advisor receives fees in an amount up to 3% of the contract sales price of such properties. However, the total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.

Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year. As of December 31, 2009, no amount of the Advisor’s direct and indirect expenses was allocated to, or incurred by, the Company. As of September 30, 2010, $68,927 of operating expenses incurred by the Advisor was allocated to the Company. Such costs are allocated using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)

The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Type of Compensation (Recipient)		Determination of Amount
In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

Liquidation/Termination/Listing Stage

Subordinated Share of Net Sale Proceeds (payable only if the Company is not listed on a national securities exchange);

Subordinated Performance Fee Due Upon Termination of the Amended and Restated Advisory Agreement (payable only if the Company is not listed on a national securities exchange); and

Subordinated Incentive Listing Fee

(payable only if the Company is listed on a national securities exchange)

(Advisor)

The Advisor is entitled to receive the following:
	2)	A Subordinated Share of Net Sales Proceeds (as defined in the amended and restated advisory agreement) in the event of a sale transaction involving a property or an entity owning a property, if the Company’s stockholders are paid their return of capital plus an annual cumulative, non-compounding return;
	3)	A Subordinated Performance Fee (as defined in the amended and restated advisory agreement) Due Upon Termination of the Amended and Restated Advisory Agreement if the Company terminates the amended and restated advisory agreement for any reason other than a material breach by the Advisor as a result of willful or intentional misconduct or bad faith on behalf of the Advisor. Such fee is reduced by any prior payment to the advisor of a subordinated share of net sale proceeds; and
	4)	A Subordinated Incentive Listing Fee (as defined in the amended and restated advisory agreement) in the event the Company lists its stock for trading, which fee, in excess of capital invested in the Company, will be subordinated until each shareholder’s investment value is equal to their initial invested capital.
Each compensation discussed above is calculated as follows:
	•	5.0% if the stockholders are paid return of capital plus a 6.0% to 8.0% annual cumulative, non-compounding return; or
	•	10.0% if the stockholders are paid return of capital plus an 8.0% to 10.0% annual cumulative, non-compounding return; or
	•	15.0% if the stockholders are paid return of capital plus a 10.0% or more annual cumulative, non-compounding return.

The subordinated performance and incentive fees may be paid in the form of non-interest bearing promissory notes (the “Performance Fee Note” and “Listing Fee Note,” respectively, as defined in Amendment 1 to the amended and restated advisory agreement). Payment of the Performance Fee and Listing Fee notes will be deferred until the Company receives net proceeds from the sale or refinancing of properties held at the termination date or the valuation date, respectively. If either promissory note has not been paid in full within three years from the termination date or valuation date, then the Advisor may elect to convert the balance of the fee into shares of the Company’s common stock.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

Conflicts of Interest

All of the Company’s executive officers and one of the directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager, and other affiliates of the Company. The director and these executive officers, managers, and/or holders of a direct or indirect controlling interest have a fiduciary responsibility to all affiliated entities.

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the amended and restated advisory agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

7.	Commitments and Contingencies

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon ten days’ prior written notice to stockholders. As of September 30, 2010 and December 31, 2009, 9,581 and 947 shares, respectively, had been issued under the distribution reinvestment plan.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number of Years Held	Redemption Price
Less than one	No Redemption Allowed
One or more but less than two	92.5% of redemption amount
Two or more but less than three	95.0% of redemption amount
Three or more but less than four	97.5% of redemption amount
Four or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors. As of September 30, 2010 and December 31, 2009, $91,022 and $8,994 in shares of common stock subject to redemption, respectively, was eligible for redemption.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption in the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity in the Company’s consolidated balance sheets. As noted above the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan.

8.	Declaration of Distributions

On September 21, 2010, the Company’s board of directors declared distributions for the fourth quarter of 2010 in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company’s books at the close of business on each day during the period commencing on October 1, 2010 until December 31, 2010.

9.	Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. The following events happened subsequent to the date of the financial statements, up to the issuance date of the filing of the Form 10-Q as of and for the nine months ended September 30, 2010 on November 15, 2010:

Second Amended and Restated Advisory Agreement

On November 9, 2010, the Company entered into a second amended and restated advisory agreement with the Advisor. The second amended and restated advisory agreement is substantially similar to the previous agreement except that it includes a provision whereby the Advisor would agree to subordinate any compensation it receives from a merger with and into the Company, above a return of capital invested by the Sponsor, to a return of capital to stockholders. To the extent any merger

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2010

(Unaudited)

compensation shall be paid to the Advisor: (1) it shall only be paid in stock with a one year trading restriction; (2) it shall only be paid in anticipation of a listing of the Company’s shares or if the Company merges with an already listed entity; and (3) all such stock shall be held in escrow until such time as the share price of the listed stock shall achieve a price that would allow for stockholders to liquidate their holdings and receive all of their initial invested capital back.

Offering Status

As of November 11, 2010, in connection with the Public Offering the Company has issued 1,233,460 shares of the Company’s common stock for gross proceeds of approximately $12.31 million. Through November 11, 2010, the Company has received aggregate gross offering proceeds of approximately $14.67 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering.

Report of Independent Auditors

To the Board of Directors

GC Net Lease REIT, Inc.

We have audited the accompanying statement of revenues and certain operating expenses of the Emporia Partners Property (the “Property”) for each of the three years ended December 31, 2009. This statement of revenues and certain operating expenses is the responsibility of management of the Property. Our responsibility is to express an opinion on the statement of revenue and certain operating expenses based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain operating expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement of revenue and certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. Certain revenue and operating expenses (described in Note 2) that would not be comparable to those resulting from the proposed future operations of the Property are excluded and the statement is not intended to be a complete presentation of the revenue and expenses of the Property.

In our opinion, the statement of revenues and certain operating expenses presents fairly, in all material respects, the revenue and certain operating expenses, as described in Note 2, of the Property for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Los Angeles, California

November 10, 2010

STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

FOR EMPORIA PARTNERS PROPERTY

	For the Years Ended December 31,			For the Period Ended June 30,
	2007	2008	2009	2010
				(Unaudited)
Revenues:
Rentals	$760,000	$765,000	$765,000	$407,000
Property Tax Recovery	195,000	198,000	207,000	103,000

Total Revenue	955,000	963,000	972,000	510,000

Operating Expenses:
Property Tax Expense	(195,000)	(198,000)	(207,000)	(103,000)
Interest Expense	(368,000)	(356,000)	(340,000)	(163,000)

Total Expenses	(563,000)	(554,000)	(547,000)	(266,000)

Excess of Revenue Over Certain Operating Expenses	$392,000	$409,000	$425,000	$244,000

See accompanying notes

NOTES TO STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

FOR THE YEARS ENDED

DECEMBER 31, 2007, 2008 AND 2009

1.	Organization

The GC Net Lease REIT, Inc. (the “Company”), through The GC Net Lease REIT Operating Partnership, LP (the “Operating Partnership”), acquired the ownership interests in a fully-leased office headquarters and industrial production and distribution facility located in Emporia, Kansas (the “Emporia Partners property”) from various affiliates of the Company’s sponsor on August 27, 2010. The Emporia Partners property is 100% leased to a single tenant, Hopkins Enterprises, Inc., which subleases the property to Hopkins Manufacturing Corporation (collectively, “Hopkins”), on a net lease basis, obligating Hopkins to all costs and expenses to operate and maintain the property, including capital expenditures. See Note 4, Lease, below.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying statement of revenues and certain operating expenses has been prepared to comply with the Regulation S-X Rule 3-14 of the Securities and Exchange Commission. The statement includes only those costs for which the Company would be responsible.

The Emporia Partners property is not a legal entity and the accompanying statement is not representative of the actual operations for the periods presented, as certain revenues and operating expenses that may not be comparable to the revenues and expense the Company expects to incur in the future operations of the Emporia Partners property have been excluded. Excluded items consist of interest income, straight-line rent, certain operating expenses, depreciation and amortization, and management fees.

An audited statement is being presented for the three most recent years due to the Emporia Partners property being contributed by affiliates of the Company’s sponsor. Management is not aware of any factors related to the Emporia Partners property that would cause this financial information not to be indicative of future operating results.

Revenue Recognition

The lease of the Emporia Partners property is accounted for as an operating lease. Revenue is recognized based on the contractual provisions of the lease. Property taxes are paid directly by Hopkins. Property tax recovery, however, is reflected in the statement as the Company has ultimate responsibility for these expenses.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

3.	Related Party Transactions

The Emporia Partners property was contributed to the Company, through the Operating Partnership, by various affiliates of the Company’s sponsor on August 27, 2010. The affiliates received limited partnership units in exchange for the Emporia Partners property.

NOTES TO STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES—(Continued)

FOR THE YEARS ENDED

DECEMBER 31, 2007, 2008 AND 2009

4.	Lease

On August 27, 2010, the Company, through the Operating Partnership, acquired all of the ownership interests in the Emporia Partners property for an acquisition price of approximately $8.36 million. The Operating Partnership issued approximately 315,200 limited partnership units, at a price per share of $9.20, or $2.90 million, in exchange for the seller’s ownership interests. On the acquisition date, the Emporia Partners lease had a remaining lease term of approximately 10 years. The following summarizes the future minimum rent payments pursuant to the lease terms:

2010	$819,251
2011	824,175
2012	824,175
2013	882,129
2014 and thereafter	6,683,117

Total	$10,032,847

5.	Debt

The Company assumed approximately $5.42 million in existing debt related to the Emporia Partners property acquisition. The Emporia Partners property debt had an original loan amount of $6.93 million, and a fixed rate of 5.88%. The terms of the loan require monthly principal and interest payments. The loan is secured by a first mortgage and security agreement on the Company’s interest in the underlying Emporia Partners property, a fixture filing, and an assignment of leases, rents, income and profits. The loan has an initial term of 20 years and matures in September 2023.

The following summarizes the future principal repayments per the loan terms discussed above:

2010	$263,550
2011	279,699
2012	295,982
2013	314,973
2014 and thereafter	4,442,140

Total	$5,596,344

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2010

(Unaudited)

The following unaudited pro forma condensed consolidated balance sheets are presented to reflect (1) the contribution of the Emporia Partners property from various affiliates of the Company’s sponsor; and (2) the issuance of 315,200 limited partnership units of The GC Net Lease REIT Operating Partnership, LP, in exchange for the property to give effect to the acquisition of the property as if the acquisition had occurred on June 30, 2010.

The unaudited pro forma condensed consolidated balance sheets should be read in conjunction with the unaudited Consolidated Balance Sheets of The GC Net Lease REIT, Inc. (the “Company”), and accompanying notes thereto, as of June 30, 2010, included in the Company’s quarterly report filed on Form 10-Q for the three and six-month periods ended June 30, 2010, and the audited Consolidated Balance Sheets contained in the annual report on Form 10-K for the year ended December 31, 2009.

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Historical June 30, 2010	Pro Forma Adjustment- Emporia Partners		Pro Forma
Assets:
Rental properties, net	$77,668,307	$7,841,583	a	$85,509,890
Above market leases	1,481,424	—	a	1,481,424
Cash and cash equivalents	2,342,168	—		2,342,168
Restricted cash	1,000,699	776,102	b	1,776,801
Deferred financing costs, net	576,757	—		576,757
Due from affiliates	238,069	—		238,069
Deferred rent receivable and other accounts	737,071	—		737,071

Total Assets	$84,044,495	$8,617,685		$92,662,180
Liabilities:
Mortgage payable	$33,874,146	$5,422,086	c	$39,296,232
Credit facility	16,900,000	—		16,900,000
Restricted cash reserves	1,000,699	261,496	b	1,262,195
Below market leases	558,323	—		558,323
Due to affiliates	944,976	—		944,976
Prepaid Rent	—	11,077		11,077
Accounts payable and other liabilities, including distributions payable	901,948	23,026	c	924,974

Total Liabilities	$54,180,092	$5,717,685		$59,897,777
Noncontrolling interests subject to redemption	7,480,000	—		7,480,000
Common stock subject to redemption	42,898	—		42,898
Stockholders’ Equity:
Preferred Stock, $0.001 par value, 200,000,000 shares authorized, 0 shares issued and outstanding	$—	—		$—
Common Stock, $0.001 par value, 700,000,000 shares authorized, 902,314 shares issued and outstanding	9,014	—		9,014
Additional paid-in capital	7,375,837	—		7,375,837
Cumulative distributions	(269,415)	—		(269,415)
Accumulated deficit	(538,441)	—		(538,441)

Total GC Net Lease REIT, Inc. stockholders’ equity	6,576,995	—		6,576,995

Noncontrolling interests	15,764,510	2,900,000	d	18,664,510

Total equity	22,341,505	2,900,000		25,241,505

Total liabilities and stockholders’ equity	$84,044,495	8,617,685		$92,662,180

See accompanying notes

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

The following unaudited pro forma condensed consolidated statements of operations of the Company, for the year ended December 31, 2009 and for the six months ended June 30, 2010, are presented as if (1) the Renfro, Plainfield and Emporia Partners properties were contributed by affiliates of the Company’s sponsor as of the beginning of each period presented; (2) the Will Partners property was acquired by the Company from three unaffiliated third parties and an affiliate of the Company’s sponsor as of the beginning of each period presented; (3) the Company assumed the related secured mortgage debt in conjunction with the contribution of the Renfro, Plainfield and Emporia properties (the unaudited pro forma condensed consolidated statements of operations reflect the terms of the Renfro debt and the Renfro lease as if in place on January 1, 2009); (4) the Will Partners property was financed from the Credit Facility; (5) the Company issued a total of 3.15 million limited partnership units of the Operating Partnership in exchange for the properties; and (6) the Company issued 129,032 shares at $9.30 per share and the receipt of cash as of January 1, 2009. The pro forma condensed consolidated statements of operations for the year ended December 31, 2009 are presented as if the contribution and acquisition of the properties and the respective property debt occurred on January 1, 2009. The pro forma condensed consolidated statements of operations for the six months ended June 30, 2010, are presented as if the acquired property and the related debt financing occurred on January 1, 2010.

The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the Consolidated Financial Statements of The GC Net Lease REIT, Inc. and accompanying notes thereto, included in the Company’s annual report filed on Form 10-K for the year ended December 31, 2009 and the unaudited consolidated financial statements of The GC Net Lease REIT, Inc. and accompanying notes thereto, included in the Company’s quarterly report filed on Form 10-Q for the three and six month periods ended June 30, 2010. In the Company’s opinion, all adjustments necessary to reflect the effects of the properties contributed and acquired, the respective debt, and the issuance of the Company’s shares and limited partnership units have been made.

The pro forma condensed consolidated statements of operations are not necessarily indicative of what the actual operating results would have been had the properties been contributed on January 1, 2009 and January 1, 2010, respectively, nor do they purport to represent our future operating results.

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

December 31, 2009 (Unaudited)

	Historical	Renfro Historical	Plainfield Historical	Will Partners Historical	Emporia Partners Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rent revenue	$2,507,487	$840,052	$1,086,750	$2,278,523	$765,089	$160,040	a	$7,637,941
Tenant recoveries—property taxes	213,878	67,560	101,156	431,011	206,735	—	a	1,020,340
Interest income	11,212	—	—	—	—	—		11,212

Total revenue	2,732,577							8,669,493
Asset management fee	219,674	—	—	—	—	450,207	b	669,881
Property management fee	68,442	—	—	—	—	178,876	c	247,318
Property tax expenses	213,878	67,560	101,156	431,011	206,735	—	a	1,020,340
General and administrative	683,769	—	—	—	—	—	d	683,769
Acquisition fees and expenses	1,637,592	—	—	—	—	1,272,385	e	2,909,977
Depreciation and amortization expense	920,919	—	—	—	—	1,960,585	f	2,881,504
Interest expense	1,223,889	—	—	—	340,451	2,030,993	g	3,595,333

Total expenses	$4,968,163							$12,008,122

Net loss	$(2,235,586)							$(3,338,629)
Net loss attributable to noncontrolling interest	$(1,989,071)	—	—	—	—	—	h	$(3,157,341)
Net loss available to common stockholders	$(246,515)							$(181,288)
Net loss per share, basic and diluted	$(1.79)							$(1.00)
Weighted average shares—basic and diluted	137,598						h	181,886

See accompanying notes

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

Six Months Ended June 30, 2010

(Unaudited)

	Historical	Will Partners Historical	Emporia Partners Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rent revenue	$2,518,487	976,762	407,164	(992)	a	$3,901,421
Tenant recoveries—Property taxes	232,922	236,526	103,367	—	a	572,815
Interest income	2,804	—	—	—		2,804

Total revenue	2,754,213					4,477,040
Asset management fee	$219,544	—	—	115,184	b	$334,728
Property management fee	69,364	—	—	49,754	c	119,118
Property tax expenses	232,922	236,526	103,367	—	a	572,815
General and administrative	413,428	—	—	—	d	413,428
Acquisition fees and expenses	909,362	—	—	363,023	e	1,272,385
Depreciation and amortization expense	1,175,756	—	—	567,616	f	1,743,372
Interest expense	1,223,258	—	163,204	415,693	g	1,802,155

Total expenses	$4,243,634					$6,258,001

Net loss	$(1,489,421)					$(1,780,961)
Net loss attributable to noncontrolling interest	$(1,197,495)	—		—	h	$(1,526,640)
Net loss available to common stockholders	$(291,926)					$(254,321)
Net loss per share, basic and diluted	$(0.55)					$(0.48)
Weighted average shares—basic and diluted	527,741				h	527,741

See accompanying notes

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Rental Properties

On April 21, 2009, the board of directors approved the contribution of certain properties from Plainfield Partners, LLC, (“Plainfield) and Renfro Partners, LLC, (“Renfro”), affiliates of the sponsor of The GC Net Lease REIT, Inc. (the “Company”), to The GC Net Lease Operating Partnership, LP, (the “Operating Partnership”), and the contribution was completed on June 18, 2009. The properties are occupied by Chicago Bridge & Iron (“CB&I”) and Renfro Corporation, respectively. These properties were contributed upon the Company fulfilling its minimum offering requirement, among other events. As of the contribution date, the CB&I and Renfro Corporation leases had remaining lease terms of 13 and 12 years, respectively.

On May 10, 2010, the board of directors approved the acquisition, by the Operating Partnership, of the ownership rights in Will Partners Investors, LLC (“Will Partners”) from three unaffiliated third parties and an affiliate of the Company’s sponsor. The acquisition was completed on June 4, 2010. The Will Partners property is occupied by World Kitchen, LLC. As of the contribution date, the World Kitchen, LLC lease had a remaining lease term of 10 years.

On July 14, 2010, the board of directors approved the contribution to the Operating Partnership, of the ownership rights in an entity (“Emporia Partners”) from various affiliates of the Company’s sponsor. The contribution was completed on August 27, 2010. The Emporia Partners property is leased by Hopkins Enterprises (“Hopkins”), which subleases the property to Hopkins Manufacturing Corporation (“Hopkins Manufacturing”). As of the contribution date, the Hopkins lease had a remaining lease term of 10 years.

All four leases are full net leases, obligating each tenant to all expenses and costs of operating and maintaining the respective property, including capital expenditures.

Plainfield, Renfro, Will Partners and Emporia Partners are hereinafter referred to as the “Properties”.

In accordance with Accounting Standards Codification (“ASC”) 805-10, “Business Combinations” (“ASC 805-10”), the Company performs the following procedures when allocating the contributed or acquired value of the real estate: (1) estimate the value of the real estate as of the transaction date on an “as if vacant basis”; (2) allocate the “as if vacant” value among land, building, and tenant improvements; (3) calculate the value of the intangible assets and liabilities as the difference between the “as if vacant” value and the contributed value; and (4) allocate the intangible value to the above, below and at market leases, leasing costs associated with in-place leases, tenant relationships and other intangible assets. The purchase price for Plainfield and Renfro has been allocated, as of the contribution dates, in accordance with the methodology discussed above, and is presented in the unaudited pro forma condensed consolidated balance sheets.

The value allocated to building is depreciated and tenant improvements are amortized on a straight-line basis over an estimated useful life. The building is depreciated over a 40 year useful life and

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

tenant improvements are amortized over the remaining contractual, non-cancelable term of the in-place lease. The value of above and below market leases are amortized over the remaining contractual, non-cancelable term of the in-place lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. Costs associated with originating these leases are amortized over the remaining contractual, non-cancelable term of the in-place lease, and are included in rental properties, net, in the accompanying unaudited pro forma condensed consolidated balance sheets.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets

The Unaudited Pro Forma Condensed Consolidated Balance Sheets as of June 30, 2010 reflects the following:

a. The unaudited pro forma condensed consolidated balance sheets include the acquisition value of the Emporia Partners property at fair market value as follows:

Emporia Partners
Building and improvements	$5,693,414
Land at fair market value	274,110
Intangible leasing assets	1,874,059
Less accumulated depreciation and amortization	—
Rental properties, net	7,841,583

b. As part of the Emporia Partners contribution, the Company assumed $515,000 in replacement reserves, which were funded by the contributing entity, pursuant to the terms of the loan agreement. Property tax and property insurance reserves, which are funded by the tenant and held by the lender, totaled $261,000 at the acquisition date.

c. The unaudited pro forma condensed consolidated balance sheets reflect the assumption of approximately $5.42 million as part of the Emporia Partners contribution. The Emporia Partners property debt had an original loan amount of $6.93 million, and a fixed rate of 5.88%. The terms of the loan require monthly principal and interest payments. The unaudited pro forma condensed consolidated balance sheets reflect accrued interest for one month. The loan is secured by a first mortgage and security agreement on our interest in the underlying Emporia Partners property, a fixture filing, and an assignment of leases, rents, income and profits. The loan has an initial term of 20 years and matures in September 2023. As of the acquisition date, the unamortized loan principal was $5.42 million.

d. In exchange for the Emporia Partners property, the Operating Partnership issued 315,200 limited partnership units at $9.20 per share, representing an equity contribution of $2.9 million.

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

The historical amounts for the Properties presented include operating revenues and certain operating expenses as required by Rule 3-14 of Regulation S-X. Other property level expenses, such as depreciation and management fees, are presented as pro forma adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations, and are derived from the results of each transaction:

a. The pro forma adjustments reflect the contribution and acquisition of the Properties as of January 1, 2009 and January 1, 2010 and include adjustments to reflect the following:

The historical rent revenue represents the contractual rent, straight line rent and in-place lease valuation amortization from the contribution date of Renfro and Plainfield to December 31, 2009. The Renfro and Plainfield historical amounts represent contractual rent as if the property had been contributed as of January 1, 2009. Historical rent revenue for Will Partners and Emporia Partners includes the contractual amount pursuant to the lease in effect during the time period presented. The Pro Forma Adjustments are presented to adjust contractual rent revenue to a straight-line and the amortization of in-place lease valuation, in accordance with ASC 805-10, for each property, as if the property was acquired on January 1, 2009. The following summarizes the adjustment made to rent revenue for the period ended December 31, 2009:

	Renfro	Plainfield	Will Partners	Emporia Partners	Total
Adjustment to straight-line	$60,444	$115,272	$(24,221)	$134,739	$286,234
(Above)/below market, in-place rent	(4,284)	21,183	(143,093)	—	(126,194)

Total rent revenue adjustment	$56,160	$136,455	$(167,314)	$134,739	$160,040

The unaudited pro forma adjustment to rental revenue for Will Partners and Emporia Partners for the six months ended June 30, 2010 consisted of the following:

	Will Partners	Emporia Partners	Total
Adjustment to Straight-line	$17,071	$42,750	$59,821
(Above)/Below market, in-place rent	(60,813)	—	(60,813)

Total Base Rent	$(43,742)	$42,750	$(992)

Property tax recovery is reflected in the statements as the Company has ultimate responsibility for these expenses.

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following are the explanations for other operating and property level expenses included in the December 31, 2009 (for the Properties) and June 30, 2010 (for Will Partners and Emporia Partners) unaudited pro forma condensed consolidated statements of operations:

b. Asset management fees are paid monthly to the Advisor at 0.0625%, or 0.75% annually, based on the aggregate book value of the properties, pursuant to the Advisory Agreement dated February 10, 2009, as amended. The aggregate book value for Renfro, Plainfield, Will Partners and Emporia Partners was $21.7 million, $32.66 million, $26.31 million, and $8.36 million, respectively, at the beginning of each period.

c. Property management fees are paid to The GC Net Lease REIT Property Management, LLC monthly at 3.0% of gross property revenues received, pursuant to the Property Management Agreement.

d. General and administrative expenses consist of organizational costs, professional fees for legal and accounting, as well as other corporate related expenses. The Company became liable for organizational costs advanced by the Company’s advisor on May 6, 2009, when the Company sold the minimum number of shares required to commence operations.

e. Acquisition fees and expenses are incurred with each contribution and acquisition transaction. The amount incurred for Will Partners and Emporia Partners was $909,362 and $363,023, respectively.

f. Depreciation expense is reflected in the pro forma based on an estimated useful life of 40 years at the contributed basis or acquisition price for building and building improvements, and the remaining contractual, in-place lease term for intangible lease value. The following table summarizes the depreciation and amortization expense adjustment to the unaudited pro forma condensed consolidated statements of operations, by asset category:

For the year ended December 31, 2009:

	Renfro	Plainfield	Will Partners	Emporia Partners	Total
Building and building improvements	$173,102	$201,413	$466,354	$142,335	$983,204
Tenant absorption and leasing costs	134,542	173,084	488,394	181,361	977,381

Total	$307,644	$374,497	$954,748	$323,696	$1,960,585

For the six month period ended June 30, 2010:

	Will Partners	Emporia Partners	Total
Building and building improvements	$198,201	$71,168	$269,369
Tenant absorption and leasing costs	207,567	90,680	298,247

Total	$405,768	$161,848	$567,616

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

g. Interest expense related to the acquired and assumed property debt is reflected in the pro forma based on the interest rates and terms described in Note c under “Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets.” The following table summarizes the interest expense adjustments to the unaudited pro forma condensed consolidated statements of operations as of December 31, 2009:

December 31, 2009
Renfro (at a rate of 6.50%)	$396,680
Plainfield (at a rate of 6.65%	662,563
Will Partners (at a rate of 5.75%)	971,750

Total	$2,030,993

For the six months ended June 30, 2010, the interest expense adjustments for Will Partners and Emporia Partners were $415,693 and $163,204, respectively, pursuant to the terms described in Note c under “Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets.”

h. Net loss attributable to noncontrolling interest is derived as if the limited partnership units were issued for the Properties as of January 1, 2009 and converted to common stock (94.57% of total shares as if converted), and January 1, 2010 (85.72% of total shares as if converted). Earnings per share of common stock is calculated based on the actual weighted average shares outstanding for the twelve month period ended December 31, 2009 and the 129,032 shares issued that met the minimum offering requirement as if outstanding on January 1, 2009. Weighted average common shares for June 30, 2010 have not been adjusted. The following table summarizes the weighted average shares outstanding the end of each period and the allocable percentage of noncontrolling interest:

	For the year ended December 31, 2009	For the six months ended June 30, 2010
Weighted average shares outstanding (initial capitalization of the Company)	100	—
Weighted average shares outstanding (initial issuance), as if outstanding at the beginning of the period, and outstanding for the six months ended June 30, 2010	129,032	—
Weighted average shares outstanding (subsequent issuances)	52,754	527,741

Total weighted average shares outstanding	181,886	527,741
Operating partnership units issued in the initial capitalization of the operating partnership (W)	20,000	20,000
Operating partnership units issued in conjunction with the contribution of Renfro and Plainfield, and as if converted to common stock (X)	2,020,000	2,020,000
Operating partnership units issued in conjunction with the acquisition of Will Partners, and as if converted to common stock (X)	813,043	813,043
Operating partnership units issued in conjunction with the acquisition of Emporia Partners, and as if converted to common stock (X)	315,217	315,217

Total outstanding shares (Y)	3,350,146	3,696,001
Percentage of operating partnership units (noncontrolling interests) to total outstanding shares (W+ Sum of X)/(Y)	94.57%	85.72%
Net loss allocable to noncontrolling interest based on the percentage of operating partnership units outstanding to total outstanding shares	($3,157,341)	($1,526,640)

Report of Independent Auditors

To the Board of Directors

GC Net Lease REIT, Inc.

We have audited the accompanying statement of revenues and certain operating expenses of the ITT Property (the “Property”) for the year ended December 31, 2009. This statement of revenues and certain operating expenses is the responsibility of management of the Property. Our responsibility is to express an opinion on the statement of revenue and certain operating expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain operating expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The accompanying statement of revenue and certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. Certain revenue and operating expenses (described in Note 2) that would not be comparable to those resulting from the proposed future operations of the Property are excluded and the statement is not intended to be a complete presentation of the revenue and expenses of the Property.

In our opinion, the statement of revenues and certain operating expenses presents fairly, in all material respects, the revenue and certain operating expenses, as described in Note 2, of the Property for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Los Angeles, California

November 12, 2010

STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

FOR ITT PROPERTY

	For the Year Ended December 31, 2009	For the Six Months Ended June 30, 2010
		(Unaudited)
Revenues:
Rentals	$522,800	$319,200
Property Tax Recovery	62,896	32,101

Total Revenue	585,696	351,301
Property Tax Expense	(62,896)	(32,101)

Excess of Revenue Over Certain Operating Expenses	$522,800	$319,200

See accompanying notes

NOTES TO STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2009

1.	Organization

The GC Net Lease REIT, Inc. (the “Company”), through The GC Net Lease REIT Operating Partnership, LP (the “Operating Partnership”), acquired an office facility located in Los Angeles (Sylmar), California (the “ITT property”) from an unaffiliated third party on September 23, 2010. The ITT property is 100% leased to a single tenant, ITT Educational Services, Inc. (“ITT”), on a net lease basis, obligating ITT to all costs and expenses to operate and maintain the property. The landlord is responsible for certain capital expenditures. See Note 3, Lease, below.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying statement of revenues and certain operating expenses has been prepared to comply with the Regulation S-X Rule 3-14 of the Securities and Exchange Commission. The statement includes only those costs for which the Company would be responsible and is not representative of the actual operations for the periods presented, as certain revenues and operating expenses that may not be comparable to the revenues and expense the Company expects to incur in the future operations of the ITT property have been excluded. Excluded items consist of interest income, straight-line rent, certain operating expenses, depreciation and amortization, management fees, and interest costs associated with the related debt. Management is not aware of any factors related to the ITT property that would cause this financial information not to be indicative of future operating results.

Revenue Recognition

The lease of the ITT property is accounted for as an operating lease. Revenue is recognized based on the contractual provisions of the lease. Property taxes are paid directly by ITT. Property tax recovery, however, is reflected in the statement as the Company has ultimate responsibility for these expenses.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009

3.	Lease

On September 23, 2010, the Company, through the Operating Partnership, purchased the ITT property from an unaffiliated third party. As of the acquisition date, the ITT lease had approximately six years remaining, expiring on August 31, 2016. The following summarizes the future minimum rent payments pursuant to the lease terms:

2010	$684,730
2011	761,505
2012	761,505
2013	761,505
2014 and thereafter	2,030,679

Total	$4,999,924

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2010

(Unaudited)

On September 23, 2010, the Company, through the Operating Partnership, purchased the ITT property from an unaffiliated third party. The purchase price for ITT property was $7.8 million, which includes a $350,000 reserve for deferred maintenance, $25,000 in a transferred security deposit obligation and the Company’s prorated share of the September rent payment, $16,992 that was paid at closing and recorded as prepaid rent. The purchase price and related closing fees and expenses were partially funded using $5.07 million in debt obtained from the Company’s credit facility with KeyBank National Association (the “Credit Facility”), $2.53 million paid in cash and $200,000 in good faith deposits. As of the acquisition date, the ITT lease had approximately six years remaining, expiring on August 31, 2016. Pursuant to the second lease amendment the ITT property was expanded and the existing occupied space was refurbished.

The following unaudited pro forma condensed consolidated balance sheets are presented to reflect (1) the contribution of the Emporia Partners property from various affiliates of the Company’s sponsor; (2) the acquisition of the ITT property from an unaffiliated third party to give effect to the acquisition of the properties as if the acquisitions had occurred on June 30, 2010; and (3) the issuance of shares to fund the cash portion of the acquisition.

The unaudited pro forma condensed consolidated balance sheets should be read in conjunction with the unaudited Consolidated Balance Sheets of The GC Net Lease REIT, Inc. and accompanying notes thereto, as of June 30, 2010, included in the Company’s quarterly report filed on Form 10 Q for the three and six-month periods ended June 30, 2010, and the audited Consolidated Balance Sheets contained in the annual report on Form 10 K for the year ended December 31, 2009.

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Historical June 30, 2010	Pro Forma Adjustment- Emporia Partners		Pro Forma Adjustment- ITT		Pro Forma
Assets:
Rental properties, net	$77,668,307	$7,841,583	A	$7,098,962	A	$92,608,852
Above market leases	1,481,424	—	A	336,263	A	1,817,687
Cash and cash equivalents	2,342,168	—		—		2,342,168
Restricted cash	1,000,699	776,102	B	350,000	B	2,126,801
Deferred financing costs, net	576,757	—		59,000	C	635,757
Due from affiliates	238,069	—		—		238,069
Deferred rent receivable and other accounts receivables	737,071	—		(200,000)	D	537,071

Total Assets	$84,044,495	$8,617,685		$7,644,225		$100,306,405
Liabilities:
Mortgage payable	$33,874,146	$5,422,086	E	$—		$39,296,232
Credit facility	16,900,000	—		5,070,000	E	21,970,000
Restricted cash reserves	1,000,699	261,496	B	—		1,262,195
Below market leases	558,323	—		—		558,323
Due to affiliates	944,976	—		—		944,976
Prepaid rent	—	11,077	F	16,922	F	27,999
Accounts payable and other liabilities, including distributions payable	901,948	23,026		25,000	G

Total Liabilities	$54,180,092	$5,717,685		$5,111,922		$65,009,699
Noncontrolling interests subject to redemption	7,480,000	—		—		7,480,000
Common stock subject to redemption	42,898	—		—		42,898
Stockholders’ Equity:
Preferred Stock, $0.001 par value, 200,000,000 shares authorized, 0 shares issued and outstanding	$—	—		—		$—
Common Stock, $0.001 par value, 700,000,000 shares authorized, 902,314 and 1,155,544 shares issued and outstanding, historical and pro forma, respectively	9,014	—		2,532	H	11,546
Additional paid-in capital	7,375,837	—		2,529,771	H	9,905,608
Cumulative distributions	(269,415)	—		—		(269,415)
Accumulated deficit	(538,441)	—		—		(538,441)

Total GC Net Lease REIT, Inc. stockholders’ equity	6,576,995	—		2,532,303		9,109,298

Noncontrolling interests	15,764,510	2,900,000	I	—		18,664,510

Total equity	22,341,505	2,900,000		2,532,303		27,773,808

Total liabilities and stockholders’ equity	$84,044,495	$8,617,685		$7,644,225		$100,306,405

See accompanying notes

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

The following unaudited pro forma condensed consolidated statements of operations of the Company, for the year ended December 31, 2009 and for the six months ended June 30, 2010, are presented as if (1) the Renfro, Plainfield and Emporia Partners properties were contributed by affiliates of the Company’s sponsor as of the beginning of each period presented; (2) the Will Partners property was contributed to the Company by three unaffiliated third parties and an affiliate of the Company’s sponsor as of the beginning of each period presented; (3) the ITT property was acquired by the Company from an unaffiliated third party as of the beginning of each period presented; (4) the Company assumed the related secured mortgage debt in conjunction with the contribution of the Renfro, Plainfield and Emporia properties (the unaudited pro forma condensed consolidated statements of operations reflect the terms of the Renfro debt and the Renfro lease as if in place on January 1, 2009); (5) the Will Partners and ITT properties were financed from the Credit Facility; (6) the Company issued a total of 3.15 million limited partnership units of the Operating Partnership in exchange for the contributed properties; (7) the Company issued 129,032 shares at $9.30 per share and the receipt of cash as of January 1, 2009; and (8) the Company issued approximately 253,000 shares at $10.00 per share and the receipt of cash as of January 1, 2009 and 2010. The pro forma condensed consolidated statements of operations for the year ended December 31, 2009 are presented as if the contribution and acquisition of the properties and the respective property debt and issuance of stock occurred on January 1, 2009. The pro forma condensed consolidated statements of operations for the six months ended June 30, 2010, are presented as if the acquired properties and the related debt financing and issuance of stock occurred on January 1, 2010.

The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the Consolidated Financial Statements of The GC Net Lease REIT, Inc. and accompanying notes thereto, included in the Company’s annual report filed on Form 10 K for the year ended December 31, 2009 and the unaudited consolidated financial statements of The GC Net Lease REIT, Inc. and accompanying notes thereto, included in the Company’s quarterly report filed on Form 10 Q for the three and six month periods ended June 30, 2010. In the Company’s opinion, all adjustments necessary to reflect the effects of the properties contributed and acquired, the respective debt, and the issuance of the Company’s shares and limited partnership units have been made.

The pro forma condensed consolidated statements of operations are not necessarily indicative of what the actual operating results would have been had the properties been contributed on January 1, 2009 and January 1, 2010, respectively, nor do they purport to represent our future operating results.

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

December 31, 2009

(Unaudited)

	Historical	Renfro Historical	Plainfield Historical	Will Partners Historical	Emporia Partners Historical	ITT Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rent revenue	$2,507,487	$840,052	$1,086,750	$2,278,523	$765,089	$522,800	$299,950	a	$8,300,651
Tenant recoveries—Property taxes	213,878	67,560	101,156	431,011	206,735	62,896	—	a	1,083,236
Interest income	11,212	—	—	—	—		—		11,212

Total revenue	2,732,577								9,395,099
Asset management fee	219,674	—	—	—	—		508,596	b	728,270
Property management fee	68,442	—	—	—	—		194,560	c	263,002
Property tax expenses	213,878	67,560	101,156	431,011	206,735	62,896	—	a	1,083,236
General and administrative	683,769	—	—	—	—		—		683,769
Acquisition fees and expenses	1,637,592	—	—	—	—		1,532,782	d	3,170,374
Depreciation and amortization expense	920,919	—	—	—	—		2,233,817	e	3,154,736
Interest expense	1,223,889	—	—	—	340,451		2,326,567	g	3,890,907

Total expenses	$4,968,163								$12,974,294

Net loss	$(2,235,586)								$(3,579,195)
Net loss attributable to noncontrolling interest	$(1,989,071)	—	—	—	—		—	h	$(3,146,828)
Net loss available to common stockholders	$(246,515)								$(432,367)
Net loss per share, basic and diluted	$(1.79)								$(0.99)
Weighted average shares—basic and diluted	137,598							h	435,116

See accompanying notes

THE GC NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

Six Months Ended June 30, 2010

(Unaudited)

	Historical	Will Partners Historical	Emporia Partners Historical	ITT Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rent revenue	$2,518,487	$976,762	$407,164	$319,200	$11,164	a	$4,232,777
Tenant recoveries—Property taxes	232,922	236,526	103,367	32,101	—	a	604,916
Interest income	2,804	—	—	—	—		2,804

Total revenue	2,754,213						4,840,497
Asset management fee	$219,544	—	—	—	144,379	b	$363,923
Property management fee	69,364	—	—	—	59,330	c	128,694
Property tax expenses	232,922	236,526	103,367	32,101	—	a	604,916
General and administrative	413,428	—	—	—	—		413,428
Acquisition fees and expenses	909,362	—	—	—	623,420	d	1,532,782
Depreciation and amortization expense	1,175,756	—	—	—	704,232	e	1,879,988
Interest expense	1,223,258	—	163,204	—	562,265	g	1,948,727

Total expenses	$4,243,634						$6,872,458

Net loss	$(1,489,421)						$(2,031,961)
Net loss attributable to noncontrolling interest	$(1,197,495)	—		—	—	h	$(1,630,039)
Net loss available to common stockholders	$(291,926)						$(401,922)
Net loss per share, basic and diluted	$(0.55)						$(0.51)
Weighted average shares—basic and diluted	527,741					h	780,971

See accompanying notes

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Rental Properties

On April 21, 2009, the board of directors approved the contribution of certain properties from Plainfield Partners, LLC, (“Plainfield) and Renfro Partners, LLC, (“Renfro”), affiliates of The GC Net Lease REIT, Inc. (the “Company”), to The GC Net Lease Operating Partnership, LP, (the “Operating Partnership”), and the contribution was completed on June 18, 2009. The properties are occupied by Chicago Bridge & Iron (“CB&I”) and Renfro Corporation, respectively. These properties were contributed upon the Company fulfilling its minimum offering requirement, among other events. As of the contribution date, the CB&I and Renfro Corporation leases had remaining lease terms of 13 and 12 years, respectively.

On May 10, 2010, the board of directors approved the acquisition, by the Operating Partnership, of the ownership rights in Will Partners Investors, LLC (“Will Partners”) from three unaffiliated third parties and an affiliate of the Company’s sponsor. The acquisition was completed on June 4, 2010. The Will Partners property is occupied by World Kitchen, LLC. As of the contribution date, the World Kitchen, LLC lease had a remaining lease term of 10 years.

On July 14, 2010, the board of directors approved the acquisition, by the Operating Partnership, of the ownership rights in an entity (“Emporia Partners”) from various affiliates of the Company’s sponsor. The contribution was completed on August 27, 2010. The Emporia Partners property is leased by Hopkins Enterprises (“Hopkins”), which subleases the property to Hopkins Manufacturing Corporation (“Hopkins Manufacturing”). As of the contribution date, the Hopkins lease had a remaining lease term of 10 years.

On August 10, 2010, the board of directors approved the acquisition, by the Operating Partnership, of an office facility (the “ITT property”) from an unaffiliated third party. The acquisition was completed on September 23, 2010. The ITT property is leased to ITT Educational Services, Inc. (“ITT”), at a fixed annual rent of $21.28 per square foot for the term of the lease. As of the acquisition date, the ITT lease had a remaining lease term of six years.

Four of the leases are full net leases, obligating each tenant to all expenses and costs of operating and maintaining the respective property, including capital expenditures. The ITT lease obligates the tenant to all expenses and costs of operating and maintaining the respective property. The landlord is responsible for certain capital expenditures such as roof, parking lot, mechanical and structural costs. A reserve of $350,000 was established at closing to fund immediate and necessary owner obligations.

Plainfield, Renfro, Will Partners, Emporia Partners and ITT are hereinafter referred to as the “Properties.”

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In accordance with Accounting Standards Codification (“ASC”) 805-10, “Business Combinations” (“ASC 805-10”), the Company performs the following procedures when allocating the contributed or acquired value of the real estate: (1) estimate the value of the real estate as of the transaction date on an “as if vacant basis”; (2) allocate the “as if vacant” value among land, building, and tenant improvements; (3) calculate the value of the intangible assets and liabilities as the difference between the “as if vacant” value and the contributed value; and (4) allocate the intangible value to the above, below and at market leases, leasing costs associated with in-place leases, tenant relationships and other intangible assets. The contribution value or the acquisition value of the Properties has been allocated, as of the transaction dates, in accordance with the methodology discussed above, and are presented in the unaudited pro forma condensed consolidated balance sheets.

The value allocated to building is depreciated and tenant improvements are amortized on a straight-line basis over an estimated useful life. The building is depreciated over a 40 year useful life and tenant improvements are amortized over the remaining contractual, non-cancelable term of the in-place lease. The value of above and below market leases are amortized over the remaining contractual, non-cancelable term of the in-place lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. Costs associated with originating these leases are amortized over the remaining contractual, non-cancelable term of the in-place lease, and are included in rental properties, net, in the accompanying unaudited pro forma condensed consolidated balance sheets.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets

The Unaudited Pro Forma Condensed Consolidated Balance Sheets as of June 30, 2010 reflect the following adjustments:

A. Represents the contribution and acquisition of Emporia and ITT to the Operating Partnership, in exchange for cash, limited partnership units, and the assumption and financing of debt. The contributed and acquired values of the Emporia Partners and ITT properties are reflected in the unaudited pro forma condensed consolidated balance sheets of the Company at fair market value. Rental properties, net, and in-place lease valuation is comprised of:

	Emporia Partners	ITT
Building and improvements	$5,693,414	$3,076,738
Land at fair market value	274,110	2,877,062
Intangible leasing assets	1,874,059	1,145,162
Less accumulated depreciation and amortization	—	—
Rental properties, net	$7,841,583	$7,098,962
In-place lease valuation—above/(below) market	—	336,263

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

B. As part of the Emporia Partners acquisition, the Company assumed $515,000 in replacement reserves, which were funded by the contributing entity, pursuant to the terms of the loan agreement. Property tax and property insurance reserves totaling $261,000 are funded by the tenant and held by the lender. A $350,000 deferred maintenance reserve was established for the ITT property at closing.

C. Financing costs of $59,000, representing lender fees and costs, were capitalized. These fees and costs were paid to KeyBank National Association as a condition to draw from the Credit Facility, pursuant to the agreement, to close the ITT transaction.

D. Good faith deposits totaling $200,000 were deposited into escrow for the benefit of the seller, pursuant to the Purchase and Sale agreement, as amended, for the ITT acquisition. At closing, these deposits were applied against the purchase price.

E. Represents the assumption of existing debt of approximately $5.42 million as part of the Emporia Partners property acquisition. The acquisition of ITT was partially funded with the Credit Facility, as discussed below.

The Emporia Partners property debt had an original loan amount of $6.93 million, and a fixed rate of 5.88%. The terms of the loan require monthly principal and interest payments. The unaudited pro forma condensed consolidated balance sheets reflect accrued interest for one month as part of the closing transaction. The loan is secured by a first mortgage and security agreement on our interest in the underlying Emporia Partners property, a fixture filing, and an assignment of leases, rents, income and profits. The loan had an initial term of 20 years and matures in September 2023. As of the acquisition date the unamortized loan principal was $5.42 million.

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement for the Credit Facility, which provides the Company with an initial $25 million availability to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest-only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by the Company and is secured by a security agreement on the Operating Partnership’s interest in each underlying property, a fixture filing, and an assignment of leases, rents, income and profits. Additionally, under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. These rates are subject to a minimum LIBOR of 2.00%. Prior to December 4, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Operating Partnership made a draw of $5.07 million to acquire the ITT property. The Operating Partnership elected to have the LIBOR-based rate apply to such loans, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms. Pursuant to the Credit Facility terms, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants was required beginning

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

with the quarter ended September 30, 2010. KeyBank National Association has provided certain concessions relative to the debt compliance covenants. Among these concessions, KeyBank National Association has decreased the interest coverage ratio from 1.85 times adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) to 1.8 times. This concession was granted for the third and fourth quarters ending September 30, 2010 and December 31, 2010, respectively.

F. Represents the pro rated allocation of rent for Emporia and ITT at closing. Rent that was earned from the time of the acquisition date through the end of the month in the amount of $11,077 and $16,922 for Emporia and ITT, respectively, was applied to the purchase price and recorded to prepaid rent at the time of closing.

G. Represents the $25,000 security deposit obligation transferred to the Company from the previous owner. The security deposit was applied against the purchase price at closing and the related obligation was recorded as a liability on the Company’s balance sheet.

H. Represents equity raised of approximately $2.53 million through the issuance of 253,230 shares at a price per share of $10.00, net of offering costs, from July 1, 2010 to the date of the ITT property acquisition.

I. In exchange for the Emporia Partners property, the Operating Partnership issued 315,200 limited partnership units at $9.20 per share, representing an equity contribution of $2.9 million.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

The historical amounts for the Properties presented include operating revenues and certain operating expenses as required by Rule 3-14 of Regulation S-X. Other property level expenses, such as depreciation, interest expense and management fees, are presented as pro forma adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations, and are derived from the results of each transaction:

a. The pro forma adjustments reflect the contribution and acquisition of the Properties as of January 1, 2009 and January 1, 2010 and include adjustments to reflect the following:

The historical rent revenue represents the contractual rent, straight-line rent and in-place lease valuation amortization from the contribution date of Renfro and Plainfield to December 31, 2009. The Plainfield and Renfro historical amounts represent contractual rent as if the property had been contributed as of January 1, 2009. Historical rent revenue for Will Partners and Emporia Partners includes the contractual amount pursuant to the lease in effect during the time period presented. The Pro Forma Adjustments are presented to adjust contractual rent revenue to a straight-line and the amortization of in-place lease valuation, in accordance with ASC 805-10, for each property, as if the property was acquired on January 1, 2009. The following summarizes the adjustment made to rent revenue for the period ended December 31, 2009:

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	Renfro	Plainfield	Will Partners	Emporia Partners	ITT	Total
Adjustment to straight-line	$60,444	$115,272	$(24,221)	$134,739	$197,555	$483,789
(Above)/below market, in-place rent	(4,284)	21,183	(143,093)	—	(57,645)	(183,839)

Total rent revenue adjustment	$56,160	$136,455	$(167,314)	$134,739	$139,910	$299,950

The unaudited pro forma adjustment to rental revenue for Will Partners, Emporia Partners and ITT for the six months ended June 30, 2010 consisted of the following:

	Will Partners	Emporia Partners	ITT	Total
Adjustment to Straight-line	$17,071	$42,750	$40,978	$100,799
(Above)/Below market, in-place rent	(60,813)	—	(28,822)	(89,635)

Total Base Rent	$(43,742)	$42,750	$12,156	$11,164

Property tax recovery is reflected in the statements as the Company has ultimate responsibility for these expenses.

The following are the explanations for other operating and property level expenses included in the December 31, 2009 (for the Properties) and June 30, 2010 (for Will Partners, Emporia Partners and ITT) unaudited pro forma condensed consolidated statements of operations:

b. Asset management fees are paid monthly to the Company’s advisor at 0.0625%, or 0.75% annually, based on the aggregate book value of the properties, pursuant to the Advisory Agreement dated February 10, 2009, as amended.

c. Property management fees are paid to The GC Net Lease REIT Property Management, LLC monthly at 3.0% of gross property revenues received, pursuant to the Property Management Agreement.

d. Acquisition fees and expenses are incurred with each contribution and acquisition transaction. The amount incurred for Will Partners, Emporia Partners and ITT was $909,362, $363,023, and $260,397, respectively.

e. Depreciation expense is reflected in the pro forma based on an estimated useful life of 40 years at the contributed basis or acquisition price for building and building improvements, and the remaining contractual, in-place lease term for intangible lease value. The following tables summarize the depreciation and amortization expense adjustment to the unaudited pro forma condensed consolidated statements of operations, by asset category:

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For the year ended December 31, 2009:

	Renfro	Plainfield	Will Partners	Emporia Partners	ITT	Total
Building and building improvements	$173,102	$201,413	$466,354	$142,335	$76,918	$1,060,122
Tenant absorption and leasing costs	134,542	173,084	488,394	181,361	196,314	1,173,695

Total	$307,644	$374,497	$954,748	$323,696	$273,232	$2,233,817

For the six month period ended June 30, 2010:

	Will Partners	Emporia Partners	ITT	Total
Building and building improvements	$198,201	$71,168	$38,460	$307,829
Tenant absorption and leasing costs	207,567	90,680	98,156	396,403

Total	$405,768	$161,848	$136,616	$704,232

g. Interest expense related to the acquired and assumed property debt is reflected in the pro forma based on the interest rates and terms described above in Note E under “Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets.” The following tables summarize the interest expense adjustments to the unaudited pro forma condensed consolidated statements of operations:

As of December 31, 2009:

Renfro (at a rate of 6.50%)	$396,680
Plainfield (at a rate of 6.65%)	662,563
Will Partners (at a rate of 5.75%)	971,750
ITT (at a rate of 5.75%)	295,574

Total	$2,326,567

For the six months ended June 30, 2010:

Will Partners (at a rate of 5.75%)	$415,693
ITT (at a rate of 5.75%)	146,572

Total	$562,265

Interest expense for Emporia is included in historical interest expense, as part of the operating expenses, which are required by Rule 314 of Regulation S-X.

h. Net loss attributable to noncontrolling interest is derived as if the limited partnership units were issued for the Properties as of January 1, 2009 and converted to common stock (87.92% of total shares as if converted), and January 1, 2010 (80.22% of total shares as if converted). Earnings per share of common stock is calculated based on the actual weighted average shares outstanding for the twelve month

THE GC NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

period ended December 31, 2009 and the 129,032 shares issued that met the minimum offering requirement as if outstanding on January 1, 2009. Weighted average common shares for June 30, 2010 have not been adjusted. The following table summarizes the weighted average shares outstanding the end of each period and the allocable percentage of noncontrolling interest:

	For the Year Ended December 31, 2009	For the Six Months Ended June 30, 2010
Weighted average shares outstanding (initial capitalization of the Company)	100	—
Weighted average shares outstanding (initial issuance), as if outstanding at the beginning of the period, and outstanding for the six months ended June 30, 2010	129,032	—
Weighted average shares outstanding (subsequent issuances)	52,754	—
Weighted average shares from equity raising from July 1, 2010 through September 23, 2010	253,230	253,230
Weighted average shares outstanding as of June 30, 2010 (subsequent issuances)	—	527,741

Total weighted average shares outstanding	435,116	780,971
Operating partnership units issued in the initial capitalization of the operating partnership (W)	20,000	20,000
Operating partnership units issued in conjunction with the contribution of Renfro and Plainfield, and as if converted to common stock (X)	2,020,000	2,020,000
Operating partnership units issued in conjunction with the acquisition of Will Partners, and as if converted to common stock (X)	813,043	813,043
Operating partnership units issued in conjunction with the acquisition of Emporia Partners, and as if converted to common stock (X)	315,217	315,217

Total outstanding shares (Y)	3,603,376	3,949,231
Percentage of operating partnership units (noncontrolling interests) to total outstanding shares (W+ Sum of X)/(Y)	87.92%	80.22%
Net loss allocable to noncontrolling interest based on the percentage of operating partnership units outstanding to total outstanding shares	$(3,146,828)	$(1,630,039)